                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                             Columbia Capital Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   197351208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Stephen J. Schaller, c/o CNG Financial Corporation
4824 Socialville-Fosters Road, Mason, Ohio 45040 (513) 336-7735
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197351208                     13D                    Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               CNG Financial Corporation  (31-1481590)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

               BK, WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Ohio
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    34,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    34,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               34,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               70.01%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

               CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 OF 7 Pages



                             COLUMBIA CAPITAL CORP.
                             ----------------------

                                  SCHEDULE 13D

       CNG Financial Corporation, an Ohio corporation ("Reporting Person")

                               September 27, 1999


1.       Security and Issuer.
         --------------------

         Common Stock
         Columbia Capital Corp.
         1157 North Fifth Street
         Abilene, Texas 79601

2.       Identity and Background.
         ------------------------

         a.       CNG Financial Corporation,
                  an Ohio corporation

         b.       4824 Socialville-Fosters Road
                  Mason, Ohio 45040

c.                Holding company of subsidiaries
                  which provide consumer financial services.

         d.       Not applicable
         e.       Not applicable
         f.       Ohio

3.       Sources and Amount of Funds or Other Consideration.
         ---------------------------------------------------

         a. On September 16, 1999, pursuant to the terms of an Agreement for Purchase of Stock, dated as of September 16, 1999 (the "Stock Purchase Agreement"), by and between Columbia Capital Corp., a Delaware corporation (the "Company") and CNG Financial Corporation, an Ohio corporation (the "Reporting Person"), the Reporting Person purchased 4,000,000 shares of Common Stock of the Company (the "Common Stock") for a purchase price of $500,000. The source of the funds came from a working capital line of credit made available by the Reporting Person's credit facility lenders, the lead bank of which is PNC Bank, N.A. (the "Credit Facility Lenders").

                                                               Page 4 of 7 Pages

         b. The Stock Purchase Agreement also provides that the Reporting Person shall be mandatorily obligated to purchase an additional 20,000,000 shares of Common Stock (the "Second Installment") for a purchase price of $2,500,000 (the "Second Installment Payment"), on or before September 30, 1999; PROVIDED, HOWEVER, in the event that the Reporting Person's Credit Facility Lenders fail to approve of or consent to the Second Installment Payment, then the Reporting Person shall not be mandatorily obligated to purchase the Second Installment, but shall instead be granted an option to purchase the Second Installment in consideration of $2,500,000, which option shall expire on October 10, 1999.

         The Reporting Person anticipates that the source of funds for the Second Installment Payment will be from a working capital line of credit to be made available by the Credit Facility Lenders, or in the event that the Credit Facility Lenders do not approve of or consent to the payment of the Second Installment Payment, the Reporting Person anticipates that the source of funds for the exercise price of the option for the Second Installment, if at all, will be from general working capital of the Reporting Person.

         c. The Stock Purchase Agreement also provides that the Reporting Person shall be granted a Non-Qualified Stock Option (the "Stock Option") to purchase an additional 10,000,000 share of Common Stock for the purchase price of $2,000,000 (the "Third Installment Payment"), which Stock Option must be exercised by the Reporting Person on or before September 16, 2000. The Stock Option shall be exercisable in whole, and not in part, in the event that the Reporting Person shall pay the Second Installment Payment. In the event that the Reporting Person shall not pay the Second Installment Payment, the Stock Option shall be immediately cancelled.

         The Reporting Person anticipates that source of funds for the Third Installment Payment will be from a working capital line of credit to be made available by the Credit Facility Lenders, or in the event that the Credit Facility Lenders do not approve of or consent to the payment of the Third Installment Payment, the Reporting Person anticipates that the source of funds for the Third Installment Payment related to the Stock Option, if at all, will be from general working capital of the Reporting Person.

4.       Purpose of Transaction.
         -----------------------

         The purpose of the transaction described in this Schedule 13D is for the Reporting Person to become the principal and controlling stockholder of the Company. The Reporting Person is a holding company of subsidiaries which provide consumer financial services. The Reporting Person intends to obtain a controlling interest in the Company, which provides, among other services, credit and debit card processing services and operates an existing processing facility for such purposes.

                                                               Page 5 of 7 Pages

         As of the date of this Schedule 13D, the Reporting Person has purchased 4,000,000 shares of Common Stock. The Reporting Person will also be mandatorily obligated, subject to certain terms and conditions described elsewhere in this
Schedule 13D, to purchase an additional 20,000,000 shares of Common Stock (the "Second Installment"), on or before September 30, 1999, and in the event that the Reporting Person shall not be mandatorily obligated to purchase the Second Installment on or before such date, the Reporting Person shall have an option to purchase the Second Installment on or before October 10, 1999.

         In the event that the Reporting Person acquires the Second Installment, as described above, the Reporting Person shall be entitled to designate a majority of the members of the Board of Directors of the Company. Prior to the acquisition of the Second Installment, the Reporting Person shall not be entitled to designate any members of the Board of Directors of the Company.

         In the event that the Reporting Person acquires the Second Installment, the Reporting Person shall be entitled to exercise the Stock Option to purchase an additional 10,000,000 shares of Common Stock. The Stock Option expires on September 16, 2000.

         In the event that the Reporting Person shall fail to acquire the Second Installment, as described above, the Company shall have the right to repurchase all or none of the 4,000,000 shares of Common Stock currently beneficially owned by the Reporting Person, at a repurchase price of $500,000, through and including the period ending September 16, 2001.

5.       Interest in Securities of the Issuer.
         -------------------------------------

         a.       34,000,000 shares (70.01%)
         b. SOLE VOTING AND DISPOSITIVE POWERS - 34,000,000 shares SHARED VOTING AND DISPOSITIVE POWERS - Not applicable
         c.       Not applicable
         d.       Not applicable
         e.       Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
         -------------------------------------------------------------

         a. On September 16, 1999, pursuant to the terms of the Stock Purchase Agreement, the Reporting Person purchased 4,000,000 shares of Common Stock for a purchase price of $500,000.

         b. The Stock Purchase Agreement also provides that the Reporting Person shall be mandatorily obligated to purchase the Second Installment of 20,000,000 shares of Common Stock for the Second Installment Payment of $2,500,000, on or before September 30, 1999; PROVIDED, HOWEVER, in the event that the Reporting Person's Credit Facility Lenders fail to approve of or consent to the Second Installment Payment, then the Reporting Person shall not be mandatorily obligated to purchase the Second Installment, but shall instead be granted an option to purchase the Second Installment in consideration of $2,500,000, which option shall expire on October 10, 1999.

                                                               Page 6 of 7 Pages

         c. The Stock Purchase Agreement also provides that the Reporting Person shall be granted the Stock Option to purchase an additional 10,000,000 shares of Common Stock for the purchase price of $2,000,000 (the "Third Installment Payment"), which Stock Option must be exercised by the Reporting Person on or before September 16, 2000. The Stock Option shall be exercisable in whole, and not in part, in the event that the Reporting Person shall pay the Second Installment Payment. In the event that the Reporting Person shall not pay the Second Installment Payment, the Stock Option shall be immediately cancelled.

         d. In the event that the Reporting Person shall fail to acquire the Second Installment, as described above, the Company shall have the right to repurchase all or none of the 4,000,000 shares currently beneficially owned by the Reporting Person, at a repurchase price of $500,000, through and including the period ending September 16, 2001.

         e. Further, in connection with the Stock Purchase Agreement, pursuant to the terms of an Agreement for the Purchase of Stock, dated as of September 16, 1999 (the "Century Agreement"), Century Financial Group, Inc. ("Century"), an affiliate of two (2) of the Company's principal stockholders, Douglas R. Baetz and Glenn M. Gallant, the Reporting Person has agreed to sell 1,000,000 shares of Common Stock to Century for the purchase price of $10; provided, however, that the Century Agreement shall be null and void, and the Reporting Person shall have no obligation whatsoever to sell any shares of Common Stock to Century, in the event that the following contingencies are not satisfied: (i) that Century procure or broker, without compensation, executed processing contracts ("Processing Contracts") between the Company and one or more customers; (ii) that each of the Processing Contracts have a term length of not less than five (5) years; (iii) that the Processing Contracts collectively generate not less than $150,000 of processing revenues for the Company during the month of March, 2000; and (iv) that the Reporting Person shall pay the Second Installment Payment to the Company, in accordance with the terms and conditions of the Stock Purchase Agreement. Century and Messrs. Baetz and Gallant are not affiliates of the Reporting Person.

7.       Material to be Filed as Exhibits.
         ---------------------------------

         a. Agreement for Purchase of Stock, by and between Columbia Capital Corp., a Delaware corporation and CNG Financial Corporation, an Ohio corporation, dated as of September 16, 1999.

         b. Non-Qualified Stock Option Agreement, dated as of September 16,
1999.

         c. Agreement for the Purchase of Stock, by and among Century Financial Group, Inc., a Florida corporation and CNG Financial Corporation, an Ohio corporation, dated as of September 16, 1999.

                                                               Page 7 of 7 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 27, 1999                       CNG FINANCIAL CORPORATION



                                                  By: /s/ Stephen J. Schaller
                                                      --------------------------
                                                      Stephen J. Schaller
                                                      General Counsel

                                                                       Exhibit a





                       AGREEMENT FOR THE PURCHASE OF STOCK

                                 by and between


                          COLUMBIA CAPITAL CORPORATION
                             a Delaware corporation

                                       and


                            CNG FINANCIAL CORPORATION
                               an Ohio corporation






                               September 16, 1999

                                TABLE OF CONTENTS

ARTICLE I                  REPRESENTATIONS, COVENANTS AND WARRANTIES
                           OF CNG
                                                                            PAGE
                                                                            ----

         Section 1.1       Organization........................................2
         Section 1.2       Binding Obligation; No Default......................2
         Section 1.3       Compliance with Other
                              Instruments, etc.................................3
         Section 1.4       Consents............................................3
         Section 1.5       Financial Statements................................3
         Section 1.6       No Undisclosed Liabilities..........................4
         Section 1.7       Absence of Certain Changes..........................4
         Section 1.8       Compliance with Law.................................6
         Section 1.9       Accuracy of Information Furnished...................6
         Section 1.10      Title and Related Matters...........................6
         Section 1.11      Securities Warranties...............................7
         Section 1.12      CNG Schedules.......................................9

ARTICLE II                 REPRESENTATIONS, COVENANTS AND WARRANTIES OF CLCK

         Section 2.1       Organization........................................9
         Section 2.2       Capitalization......................................9
         Section 2.3       Subsidiaries........................................9
         Section 2.4       Options and Warrants...............................10
         Section 2.5       Binding Obligation; No Default.....................10
         Section 2.6       Compliance with Other
                              Instruments, etc................................10
         Section 2.7       Consents...........................................10
         Section 2.8       Books and Records..................................11
         Section 2.9       Financial Statements...............................11
         Section 2.10      No Undisclosed Liabilities.........................11
         Section 2.11      Absence of Certain Changes.........................11
         Section 2.12      Plant and Equipment................................13
         Section 2.13      Leases.............................................14
         Section 2.14      Tax Returns........................................14
         Section 2.15      Transactions with Affiliates.......................14
         Section 2.16      Contracts and Commitments..........................15
         Section 2.17      Compliance with Contracts;
                              Delivery of Certain Contracts...................16
         Section 2.18      Insurance..........................................16
         Section 2.19      Labor Difficulties.................................17

                                                                            PAGE
                                                                            ----

         Section 2.20      Litigation.........................................18
         Section 2.21      No Condemnation or Expropriation...................18
         Section 2.22      Compliance with Law................................18
         Section 2.23      Environmental Compliance...........................19
         Section 2.24      Employee Benefits..................................21
         Section 2.25      Absence of Questionable Payments...................22
         Section 2.26      Personnel..........................................22
         Section 2.27      Real Property Holding Corporation..................22
         Section 2.28      Accuracy of Information Furnished..................22
         Section 2.29      Intellectual Property and Technology Licenses......22
         Section 2.30      Real Properties....................................24
         Section 2.31      Title and Related Matters..........................24
         Section 2.32      Title to the Exchanged CLCK Stock..................24
         Section 2.33      Compliance With Exchange Act.......................25
         Section 2.34      CLCK Schedules.....................................25

ARTICLE III                CLOSING

         Section 3.1       Purchase and Sale..................................25
         Section 3.2       Closing............................................26
         Section 3.3       Closing Events.....................................26
         Section 3.4       Termination........................................27

ARTICLE IV                 SPECIAL COVENANTS

         Section 4.1       Access to Properties and Records...................27
         Section 4.2       Availability of Rule 144...........................28
         Section 4.3       Information for CLCK Registration
                              Statement and Public Reports....................28
         Section 4.4       Special Covenants and Representations
                              Regarding the Exchanged CLCK Stock..............28
         Section 4.5       Third Party Consents...............................28
         Section 4.6       Actions Prior to Closing...........................29
         Section 4.7       Indemnification....................................30
         Section 4.8       Directors and Officers.............................30
         Section 4.9       Satisfaction of Note Payable Obligations to Century
                              with CLCK Common Stock..........................30
         Section 4.10      Stock Option Plan..................................31
         Section 4.11      Option to Purchase Additional Shares...............31
         Section 4.12      Certain Restrictions on Future
                              Issuances by CLCK...............................32
         Section 4.13      Enhancement of Sales Volume........................32
         Section 4.14      Century/CNG Stock Purchase Agreement...............32

ARTICLE V                  CONDITIONS PRECEDENT TO OBLIGATIONS OF CLCK

                                                                            PAGE
                                                                            ----

         Section 5.1       Accuracy of Representations........................33
         Section 5.2       Officer's Certificate..............................33
         Section 5.3       No Material Adverse Change.........................33
         Section 5.4       Other Items........................................33

ARTICLE VI                 CONDITIONS PRECEDENT TO OBLIGATIONS OF CNG

         Section 6.1       Accuracy of Representations........................33
         Section 6.2       Officer's Certificate..............................34
         Section 6.3       No Material Adverse Change.........................34
         Section 6.4       Other Items........................................34

ARTICLE VII                MISCELLANEOUS

         Section 7.1       Brokers and Finders................................34
         Section 7.2       Choice of Law......................................34
         Section 7.3       Notices............................................34
         Section 7.4       Attorneys' Fees....................................35
         Section 7.5       Confidentiality....................................35
         Section 7.6       Schedules; Knowledge...............................35
         Section 7.7       Third Party Beneficiaries..........................36
         Section 7.8       Entire Agreement...................................36
         Section 7.9       Survival; Termination..............................36
         Section 7.10      Counterparts.......................................36
         Section 7.11      Amendment or Waiver................................36
         Section 7.12      Incorporation of Recitals..........................36
         Section 7.13      Expenses...........................................36
         Section 7.14      Headings; Context..................................36
         Section 7.15      Benefit............................................37
         Section 7.16      Public Announcements...............................37
         Section 7.17      Severability.......................................37
         Section 7.18      Failure of Conditions; Termination.................37
         Section 7.19      No Strict Construction.............................37
         Section 7.20      Execution Knowing and Voluntary....................37

                       AGREEMENT FOR THE PURCHASE OF STOCK


         THIS AGREEMENT FOR THE PURCHASE OF STOCK (the "Agreement"), is entered into as of September 16, 1999, by and between Columbia Capital Corporation, a Delaware corporation ("CLCK"), on the one hand, and CNG Financial Corporation, an Ohio corporation ("CNG"), on the other hand.

                                    PREMISES
                                    --------

         WHEREAS, this Agreement provides for the issuance and delivery by CLCK to CNG of 4,000,000 shares of the common stock of CLCK (the "CLCK Common Stock"), par value $0.001 per share, on the Closing Date (defined in Section 3.2 below) and in consideration of CNG's payment of $500,000 in cash;

         WHEREAS, this Agreement further provides for the issuance and delivery by CLCK to CNG of an additional 20,000,000 shares CLCK Common Stock, conditioned upon the approval of such sale by CNG's Lenders (defined in Section 1.2 below), on or before the Second Installment Payment Date (defined in Section 3.1(b) below) and in consideration of CNG's payment of $2,500,000 in cash;

         WHEREAS, this Agreement further provides for an option on the part of CNG to purchase an additional 10,000,000 shares of CLCK Common Stock on or before the Third Installment Payment Date (defined in Section 4.11 below) and in consideration of CNG's payment of $2,000,000 in cash;

         WHEREAS, this Agreement further provides for the issuance and delivery by CLCK to Century Financial Group, Inc. ("Century") of 1,736,512 shares of CLCK Common Stock on the Closing Date, and an additional contingent 1,736,512 shares of CLCK Common Stock, depending upon whether Century satisfies certain customer procurement contingencies, on March 31, 2000 and in consideration of Century's releasing CLCK from certain note payable obligations;

         WHEREAS, this Agreement further provides for CNG's use of its best efforts to increase the revenues and sales volume of CLCK, including selling to Century 1,000,000 shares of CLCK Common Stock owned by CNG on March 31, 2000 and in consideration of Century's payment of $10 in cash, provided that Century satisfies certain customer procurement contingencies (without which satisfaction CNG shall have no obligation to sell shares of CLCK Common Stock to Century); and

         WHEREAS, the parties intend and believe that it is in their best interests to enter into this Agreement and the other agreements contemplated herein.

                                    AGREEMENT
                                    ---------

         NOW, THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, it is hereby agreed as follows:

                                    ARTICLE I
                REPRESENTATIONS, COVENANTS AND WARRANTIES OF CNG

         As an inducement to, and to obtain the reliance of CLCK, CNG represents and warrants, as follows:

         Section 1.1 ORGANIZATION. CNG is a corporation duly organized, validly existing and in good standing under the laws of the state of Ohio and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a Material Adverse Effect (as hereinafter defined) upon the assets, business, properties or operations of CNG. Included in the CNG Schedules (as hereinafter defined) as Schedule 1.1 are complete and correct copies of the articles of incorporation and bylaws of CNG as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of (a) the articles of incorporation or bylaws of CNG, or (b) any resolution adopted by the CNG board of directors or the stockholders of CNG. CNG has taken all action required by law, CNG's articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement. Each of the CNG Parties has the full power, authority and legal right and have taken all actions required by law, CNG's articles of incorporation, bylaws or otherwise to execute and deliver this Agreement and consummate the transactions herein contemplated.

         Section 1.2 BINDING OBLIGATION; NO DEFAULT. CNG has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not (a) contravene, conflict with, or result in a violation of, or give any person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any law, rule, regulation, judgment, order, injunction, decree or ruling of any court, tribunal, arbitrator or governmental authority, domestic or foreign to which any of CNG, or any of the assets owned or used by CNG, may be subject; (b) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any person the right to revoke, withdraw, suspend, cancel, terminate, or modify, any license, permit or other authorization that is held by CNG or that otherwise relates to the business of, or any of the assets owned or used by, CNG; or (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any contract, commitment, agreement, arrangement, plan or understanding (each, a "Contract") to which CNG is a party; PROVIDED, HOWEVER, that CNG's execution and performance of this Agreement will constitute a default under that certain Credit Facility dated July 24, 1998, attached hereto as Schedule 1.2, and made a part hereof by reference (the "Credit Facility"), unless the Lenders (defined in the Credit Facility) approve of or consent to CNG's execution and performance of this Agreement. This Agreement constitutes the legal, valid and binding obligation CNG, enforceable against CNG in accordance with its terms, subject to laws of general application affecting creditors generally.

         Section 1.3 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution and delivery of this Agreement by CNG nor compliance by CNG with the terms and conditions of this Agreement will: (a) require CNG to obtain the consent of any governmental agency or any other person; (b) constitute a material default under any indenture, mortgage or deed of trust to which CNG is a party or by which CNG, or its properties may be subject; or (c) cause the creation or imposition of any Encumbrance (as such term is defined hereinafter) on any of the assets of CNG.

         Section 1.4 CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by CNG in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

         Section 1.5 FINANCIAL STATEMENTS. Schedule 1.5 (a) attached hereto are true, complete and correct copies of CNG's audited financial statements, including CNG's audited consolidated balance sheets as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 (the "CNG Audited Financial Statements"). The CNG Audited Financial Statements, together with the notes thereto, fairly present the financial position of CNG at December 31, 1998 and 1997, as the case may be, and the consolidated results of the operations and the changes in stockholders' equity and cash flows for CLCK for the periods covered by the Audited CNG Financial Statements and have been prepared in accordance with GAAP consistently applied with prior periods.
Schedule 1.5(b) attached hereto are true, complete and correct copies of CLCK's unaudited financial statements, including CNG's unaudited consolidated balance sheets as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the quarterly periods ended June 30, 1999 and 1998 (the "CNG Unaudited Financial Statements"). The CNG Unaudited Financial Statements, together with the notes thereto, fairly present the financial position of CNG at June 30, 1999 and 1998, as the case may be, and the consolidated results of the operations and the changes in stockholders' equity and cash flows for CNG for the periods covered by the CNG Unaudited Financial Statements and have been prepared in accordance with GAAP consistently applied with prior periods. (The CLCK Audited Financial Statements and CNG Unaudited Financial Statements are collectively referred to herein as the "CNG Financial Statements").

         Section 1.6 NO UNDISCLOSED LIABILITIES. CNG does not have any material liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which were not adequately reflected or reserved against on the CNG Financial Statements, except for liabilities and obligations incurred since June 30, 1999 in the ordinary course of CNG's business and consistent with past practice and which, in any event, in the aggregate, would not have a material adverse effect on the assets, operations or condition (financial or otherwise) of CNG's business ("Material Adverse Effect").

         Section 1.7 ABSENCE OF CERTAIN CHANGES. Except as set forth in the CNG Financial Statements June 30, 1999, CNG has not:

         (a) Suffered any material adverse change in its financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), or reserves, and no event has occurred and no action has been taken by CNG or, to the knowledge of CNG, any other person, nor, to the best of CNG's knowledge, is any such event or action contemplated or threatened, which might reasonably be expected to have a Material Adverse Effect, except that no representation or warranty is made as to general economic conditions or matters affecting CNG's industry generally;

         (b) Suffered any material adverse change in its business, operations or prospects;

         (c) Experienced any shortage of raw materials or supplies;

         (d) Incurred any short-term or long-term liabilities or obligations (absolute, accrued, contingent or otherwise) except items incurred in the ordinary course of business and consistent with past practice, none of such short-term or long-term liabilities or obligations exceeds $10,000 individually, or $25,000 in the aggregate, (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased or changed any assumptions underlying or method of calculating any bad debt, contingency or other reserves;

         (e) Paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the CNG Financial Statements or incurred in the ordinary course of business and consistent with past practice since the date of the CNG Financial Statements;

         (f) Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

         (g) Written down the value of any inventory in excess of $10,000 (including write-downs by reason of shrinkage or markdown) or written down or written off as uncollectible any notes or accounts receivable in excess of $10,000;

         (h) Canceled any debts or waived any claims or rights in excess of $10,000;

         (i) Sold, transferred or otherwise disposed of any of its properties or assets in excess of $10,000 (real, personal or mixed, tangible or intangible);

         (j) Disposed of or permitted to lapse any rights to the use of any Intellectual Property (as defined hereinafter) necessary to permit CNG to conduct its business or develop its products, or disposed of or disclosed to any person, other than representatives of CLCK, necessary to permit CNG to conduct its business or develop its products;

         (k) Granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) other than in the ordinary course of business and consistent with past practice, or any increase in the compensation (including, without limitation, salary and bonus) payable or to become payable to any officer or key employee;

         (l) Made any single capital expenditure or commitment in excess of $10,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of $10,000 for additions to property, plant, equipment or intangible capital assets;

         (m) Declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of CNG;

         (n) Made any change in any method of accounting or accounting practice;

         (o) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any "Affiliate" or "Associate" of CNG as such terms are defined in Rule 405 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act, or any officer, director or stockholder of CNG (collectively, "Affiliates" or individually, an "Affiliate");

         (p) Made any gifts, or sold, transferred or exchanged any property of any material value for less than the fair value thereof;

         (q) Suffered any material casualty loss or damage (whether or not covered by insurance); or

         (r) Agreed, whether in writing or otherwise, to take any action described in this Section 1.7.

         Section 1.8 COMPLIANCE WITH LAW. The operations of CNG have been conducted in accordance with all applicable laws, regulations and other requirements of all foreign and national governmental authorities, and of all territories, states, municipalities and other political subdivisions and agencies thereof having jurisdiction over CNG, including, without limitation, all such laws, regulations, ordinances and requirements relating to environmental, antitrust, consumer protection, labor and employment, zoning and land use, currency exchange, immigration, health, occupational safety, pension, securities, defense procurement and trading with the enemy matters. CNG has not received any notification since its inception of any asserted present or past failure by CNG to comply with such laws, regulations, ordinances or requirements. CNG has all permits, authorizations and consents necessary for the operation of its business except for those which the failure to have would not, individually or in the aggregate, have a Material Adverse Effect.

         Section 1.9 ACCURACY OF INFORMATION FURNISHED. No representation or warranty by CNG contained in this Agreement or in respect of the exhibits, schedules or documents delivered to CLCK by CNG and expressly referred to herein, and no statement contained in any certificate furnished or to be furnished by or on behalf of CNG pursuant hereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, and as of the Closing Date, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by CNG to CLCK.

         Section 1.10 TITLE AND RELATED MATTERS. CNG has good and marketable title to and is the sole and exclusive owner of all of the properties and assets, inventory, interests in properties and assets, real and personal, which are reflected in the most recent CNG balance sheet and the CNG Schedules or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business)(collectively, "CNG Assets"), free and clear of all Encumbrances except: (a) statutory liens or claims not yet delinquent; (b) such imperfections of title and easements as do not and will not, materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (c) as described in the CNG Schedules. Except as set forth in the CNG Schedules, CNG owns free and clear of any Encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever, any and all products it is currently manufacturing, and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with CNG's business. Except as set forth in the CNG Schedules, no third party has any right to, and CNG has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, service, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect on the business, operations or financial condition of CNG or any material portion of its properties, assets or rights.

         For purposes of this Agreement, the term "Encumbrance" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other) or preference, equity, option, charge, limitation on voting rights, right to receive dividends, dissenters' or appraisal rights, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

         Section 1.11 SECURITIES WARRANTIES. With respect to the securities of CLCK to be issued and delivered by CLCK to CNG pursuant to Section 3.1 hereof, each of the CNG Stockholders represents and warrants to CLCK that:

         (a) The Exchanged CLCK Stock is being acquired for the account of CNG and not with a view to sale in connection with any distribution of the Exchanged CLCK Stock;

         (b) CNG is acquiring the Exchanged CLCK Stock hereunder without having received any form of general solicitation or general advertising;

         (c) CNG or its representative, if any, have been provided with, or given reasonable access to, full and fair disclosure of all material information concerning CLCK;

         (d) CNG has a preexisting personal or business relationship with CLCK or certain of its officers, directors or controlling persons, or by reason of its business or financial experience, CNG could reasonably be assumed to have the capacity to represent his own interests in connection with this Agreement;

         (e) CNG understands and hereby acknowledges that the Exchanged CLCK Stock will be issued pursuant only to those restrictions imposed by and exemptions available pursuant to applicable federal and state laws and that the certificates to be issued in respect of the Exchanged CLCK Stock may bear a legend in a form satisfactory to counsel for CLCK; in part, CLCK's reliance upon such exemptions is based on the representations and warranties made by CNG in this Section 1.11;

         (f) CNG agrees that the certificates to be issued in respect of the Exchanged CLCK Stock shall bear a legend in a form satisfactory to counsel for CLCK reflecting the status of the Exchanged CLCK Stock as restricted securities under Rule 144(a)(3) promulgated under the Securities Act and acknowledges that the transfer agent or registrar for CLCK may be instructed to restrict the transfer of the Exchanged CLCK Stock in accordance with such legend and any other restrictions provided in this Agreement;

         (g) CNG hereby agrees that it will not sell, transfer, hypothecate, pledge, assign or otherwise dispose of any of the Exchanged CLCK Stock, except pursuant to the terms of this Agreement and to a registration statement filed under the provisions of the Securities Act, a favorable no-action or interpretive letter received from the Commission or an opinion of counsel satisfactory to CLCK that such sale, transfer, hypothecation, pledge, assignment or other disposition will not violate the registration requirements of the Securities Act, and does not in any way violate the terms of this Agreement;

         (h) CNG hereby acknowledges that: (i) the shares of Exchanged CLCK Stock referred to herein are being acquired after adequate investigation of the business plan and prospects of CLCK; (ii) that CNG is not relying upon the accuracy of any predictions as to the future prospects or developments of CLCK or its business and is well informed as to the business of CLCK and has reviewed its operations and financial statements; (iii) CNG or its professional advisors have discussed the financial condition and business operations of CLCK with the officers, directors and principal stockholders of CLCK and has been afforded the opportunity to ask questions with respect thereto; and (iv) CNG specifically acknowledges that the shares of Exchanged CLCK Stock are speculative and involve a very high degree of risk and that there can be no assurance that CLCK will achieve its business objectives or, in particular, that it will ever have cash available for distribution to its stockholders;

         (i) CNG is a sophisticated investor (as defined in Rule 506(b)(2)(ii) of Regulation D promulgated under the Securities Act ("Regulation D") and an accredited investor (as defined in Rule 501 of Regulation D), and CNG has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the securities. CNG acknowledges that the securities are speculative and involve a high degree of risk, including the potential loss of CNG's investment herein and CNG has taken cognizance of and understands the risk factors related to the purchase of the securities.

         (j) Each certificate evidencing the shares of Exchanged CLCK Stock shall be issued in the name of CNG.

         Section 1.12 CNG SCHEDULES. CNG shall cause the CNG Schedules to be delivered to CLCK hereunder at or before the Closing.

                                   ARTICLE II
                    REPRESENTATIONS, COVENANTS AND WARRANTIES
                                     OF CLCK

         As an inducement to, and to obtain the reliance of the CNG Parties, CLCK represents and warrants, as follows:

         Section 2.1 ORGANIZATION. Each of CLCK and the subsidiaries of CLCK described in Section 2.3 hereof (collectively, the "CLCK Group") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective incorporation and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a Material Adverse Effect (as hereinafter defined) upon the assets, business, properties or operations of CLCK Group. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of (a) the certificate of incorporation or bylaws of CLCK, or (b) any resolution adopted by the board of directors or the stockholders of CLCK. CLCK has the full power, authority and legal right, and, subject to approval by the stockholders of CLCK of the transactions contemplated by this Agreement, has taken all actions required by law, its certificate of incorporation, bylaws or otherwise to execute and deliver this Agreement and consummate the transactions herein contemplated.

         Section 2.2 CAPITALIZATION. The authorized capitalization of CLCK consists of 50,000,000 shares of common stock, par value $0.001 per share (the "CLCK Common Stock"), and 5,000,000 shares of preferred stock, par value $0.001 per share (the "CLCK Preferred Stock"), of which 12,775,000 shares of CLCK Common Stock and no shares of CLCK Preferred Stock are issued and outstanding. All issued and outstanding shares of CLCK Common Stock have been duly authorized, validly issued and are fully paid and nonassessable, and none of such shares of CLCK Common Stock were issued in violation of the preemptive or other rights of any person or the provisions of any applicable law, rule or regulation.

         Section 2.3 SUBSIDIARIES. Except as set forth on Schedule 2.3, CLCK does not have any subsidiaries and does not own, beneficially or of record, directly or indirectly, any equity securities or other securities issued by any other person, or any direct or indirect equity or ownership interest in any other business.

         Section 2.4 OPTIONS AND WARRANTS. Except as set forth on Schedule 2.4 attached hereto, there are no: (a) outstanding securities convertible into or exchangeable for any of CLCK's capital stock; (b) outstanding options, warrants, calls or other rights, including rights to demand registration or to sell in connection with any registration by CLCK under the Securities Act of 1933, as amended (the "Securities Act") to purchase or subscribe to capital stock of CLCK or securities convertible into or exchangeable for capital stock of CLCK; or (c) Contracts relating to the issuance, sale or transfer of any equity or other security of CLCK, other than this Agreement. Except as set forth in Schedule 2.4 attached hereto, neither CLCK nor, to its knowledge, any holder of the CLCK Common Stock is a party to any voting trust agreement or other Contract restricting or otherwise relating to voting or dividend rights with respect to the CLCK Common Stock.

         Section 2.5 BINDING OBLIGATION; NO DEFAULT. CLCK has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not (a) contravene, conflict with, or result in a violation of, or give any person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any law, rule, regulation, judgment, order, injunction, decree or ruling of any court, tribunal, arbitrator or governmental authority, domestic or foreign to which CLCK, or any of its assets, may be subject; (b) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any person the right to revoke, withdraw, suspend, cancel, terminate, or modify, any license, permit or other authorization that is held by CLCK or that otherwise relates to the business of, or any of the assets owned or used by, CLCK; or (c) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which CLCK is a party. This Agreement constitutes the legal, valid and binding obligation of CLCK, enforceable against CLCK in accordance with its terms, subject to laws of general application affecting creditors generally.

         Section 2.6 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution and delivery of this Agreement by CLCK nor compliance by CLCK with the terms and conditions of this Agreement will: (a) require CLCK to obtain the consent of any governmental agency or any other person; (b) constitute a material default under any indenture, mortgage or deed of trust to which CLCK is a party or by which it, or any of its properties may be subject; or (c) cause the creation or imposition of any Encumbrance on any of CLCK's assets.

         Section 2.7 CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by CLCK in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

         Section 2.8 BOOKS AND RECORDS. The books of account and other financial records of CLCK are complete and correct in all material aspects. The minute books of CLCK, as previously made available to CNG and its legal counsel, contain records of all meetings and accurately reflect all other material corporate action of the stockholders, directors and any committees of the Board of Directors of CLCK.

         Section 2.9 FINANCIAL STATEMENTS. Schedule 2.9 (a) attached hereto are true, complete and correct copies of CLCK's audited financial statements, including CLCK's audited consolidated balance sheets as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 (the "CLCK Audited Financial Statements"). The CLCK Audited Financial Statements, together with the notes thereto, fairly present the financial position of CLCK at December 31, 1998 and 1997, as the case may be, and the consolidated results of the operations and the changes in stockholders' equity and cash flows for CLCK for the periods covered by the Audited CLCK Financial Statements and have been prepared in accordance with GAAP consistently applied with prior periods. CNG has heretofore been furnished with true, complete and correct copies of the Audited CLCK Financial Statements for the years ended December 31, 1998 and 1997, included in CLCK's Annual Report on Form 10-KSB for the year ended December 31, 1998. Schedule 2.9 (b) attached hereto are true, complete and correct copies of CLCK's unaudited financial statements, including CLCK's unaudited consolidated balance sheets as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the quarterly periods ended June 30, 1999 and 1998 (the "CLCK Unaudited Financial Statements"). The CLCK Unaudited Financial Statements, together with the notes thereto, fairly present the financial position of CLCK at June 30, 1999 and 1998, as the case may be, and the consolidated results of the operations and the changes in stockholders' equity and cash flows for CLCK for the periods covered by the CLCK Unaudited Financial Statements and have been prepared in accordance with GAAP consistently applied with prior periods. CNG has heretofore been furnished with true, complete and correct copies of the CLCK Financial Statements for the quarterly periods ended June 30, 1999 and 1998, included in CLCK's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1999 (The CLCK Audited Financial Statements and CLCK Unaudited Financial Statements are collectively referred to herein as the "CLCK Financial Statements").

         Section 2.10 NO UNDISCLOSED LIABILITIES. Except as set forth in
Schedule 2.10 attached hereto and in Section 4.9 hereof, since June 30, 1999, CLCK Group does not have, any material liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which were not adequately reflected or reserved against on the CLCK Financial Statements, except for liabilities and obligations incurred in the ordinary course of CLCK Group's business and consistent with past practice and which, in any event, in the aggregate, would not have a Material Adverse Effect.

         Section 2.11 ABSENCE OF CERTAIN CHANGES. Except as set forth in
Schedule 2.11 attached hereto and in Section 4.9 hereof, since June 30, 1999, CLCK Group has not:

         (a) Suffered any material adverse change in its financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), or reserves, and no event has occurred and no action has been taken by CLCK Group or, to the knowledge of CLCK, any other person, nor, to CLCK's knowledge, is any such event or action contemplated or threatened, which might reasonably be expected to have a material adverse effect on the assets, the operations or condition (financial or otherwise) of CLCK Group's business ("Material Adverse Effect"), except that no representation or warranty is made as to general economic conditions or matters affecting CLCK Group's industry generally;

         (b) Suffered any material adverse change in its business, operations or prospects;

         (c) Experienced any shortage of raw materials or supplies;

         (d) Incurred any short-term or long-term liabilities or obligations (absolute, accrued, contingent or otherwise) except items incurred in the ordinary course of business and consistent with past practice, none of such short-term or long-term liabilities or obligations exceeds $10,000 individually, or $25,000 in the aggregate, (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased or changed any assumptions underlying or method of calculating, any bad debt, contingency or other reserves;

         (e) Paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the CLCK Financial Statements or incurred in the ordinary course of business and consistent with past practice since the date of the CLCK Financial Statements;

         (f) Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

         (g) Written down the value of any inventory in excess of $10,000 (including write-downs by reason of shrinkage or markdown) or written down or written off as uncollectible any notes or accounts receivable in excess of $10,000;

         (h) Canceled any debts or waived any claims or rights in excess of $10,000;

         (i) Sold, transferred or otherwise disposed of any of its properties or assets in excess of $10,000 (real, personal or mixed, tangible or intangible);

         (j) Disposed of or permitted to lapse any rights to the use of any Intellectual Property necessary to permit CLCK Group to conduct its business or develop its products, or disposed of or disclosed to any person, other than representatives of CNG, necessary to permit CLCK Group to conduct its business or develop its products;

         (k) Granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) other than in the ordinary course of business and consistent with past practice, or any increase in the compensation (including, without limitation, salary and bonus) payable or to become payable to any officer or key employee;

         (1) Made any single capital expenditure or commitment in excess of $10,000 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of $10,000 for additions to property, plant, equipment or intangible capital assets;

         (m) Declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of CLCK;

         (n) Made any change in any method of accounting or accounting practice;

         (o) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any "Affiliate" or "Associate" of CLCK as such terms are defined in Rule 405 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act, or any officer, director or stockholder of CLCK (collectively, "Affiliates" or individually, an "Affiliate");

         (p) Made any gifts, or sold, transferred or exchanged any property of any material value for less than the fair value thereof;

         (q) Suffered any material casualty loss or damage (whether or not covered by insurance); or

         (r) Agreed, whether in writing or otherwise, to take any action described in this Section 2.11.

         Section 2.12 PLANT AND EQUIPMENT. The material plants, buildings, fixtures, structures and equipment owned, leased or used by CLCK Group are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

         Section 2.13 LEASES. Except as set forth in Schedule 2.13 hereto, each lease pursuant to which CLCK Group leases real property or any material item of personal property is valid and in full force and effect, there are no existing material defaults by CLCK Group thereunder, and, to the knowledge of CLCK, no event has occurred which (with notice, lapse of time or both) would constitute a default thereunder by any party to such leases. Except as set forth on Schedule
2.13 hereto, CLCK Group is presently in compliance in all material respects with all laws, rules, regulations and ordinances relating to zoning and land use restrictions which are applicable to any portion of the land subject to each such real property lease. Except as set forth on Schedule 2.13 hereto, no consent is required from the lessor under any lease of each such real or personal property prior to the consummation of the transactions contemplated hereby.

         Section 2.14 TAX RETURNS. CLCK has: (a) filed or has caused to be filed all federal, state and local and all material foreign, territorial, franchise, income, sales, gross receipts and all other tax returns and statements required to be filed by CLCK or on its behalf and which were due prior to the date of this Agreement (the "Tax Returns and Statements"); (b) paid within the time and in the manner prescribed by law all Taxes (as defined below), due for all periods ending on or prior to the date of this Agreement, except with respect to Taxes which are immaterial in amount and the failure to so pay or file would not result in material penalties and would not have a Material Adverse Effect; and
(c) established adequate reserves for the payment of all unpaid Taxes as of the date of the CLCK Financial Statements. The Tax Returns and Statements are true, complete and accurate, in all material respects. No tax assessment or deficiency has been made against CLCK nor has any notice been given of any actual or proposed assessment or deficiency which has not been paid or for which an adequate reserve has not been set aside. Except as set forth in such Tax Returns and Statements, the Tax Returns and Statements are not presently, nor have they since CLCK's inception been, the subject of any audit or other administrative or court proceeding by any federal, territorial, state, local or foreign governmental agency. CLCK has not received any notice that any of the Tax Returns and Statements is now being or will be examined or audited, and no consents extending any applicable statute of limitations have been filed.

         For purposes of this Agreement, "Taxes" shall mean any and all taxes, payroll and employment related taxes, levies, assessments, charges or other fees, together with any interest, penalties or other additions, imposed by any governmental authority upon CNG or CLCK, as the case may be.

         Section 2.15 TRANSACTIONS WITH AFFILIATES. Except as described in the Commission Filings or in Schedule 2.15 attached hereto, no Affiliate of CLCK Group has any interest, directly or indirectly, in any Contract to which CLCK Group is a party, or any interest in any competitor, supplier or customer of CLCK Group. CLCK Group is not indebted, directly or indirectly, to any Affiliate of CLCK Group, for any liability or obligation, whether arising by reason of stock ownership, contract, oral or written agreement or otherwise. Except as set forth in the Commission Filings or in Schedule 2.15 attached hereto, no Affiliate is indebted, directly or indirectly, to CLCK Group and no employee of CLCK Group is indebted to CLCK Group.

         Except as described in the Commission Filings, no Affiliate: (a) is a party to any Contract with CLCK Group pursuant to which it directly provides material services to CLCK Group; or (b) is a party to any Contract with a third party, to which CLCK Group is not a party, but under which CLCK Group receives any material amount of goods or services from said third party. All goods and services provided to CLCK Group by any of its Affiliates and all goods and services provided to any of its Affiliates by CLCK Group, at any time since CLCK Group's inception have been charged to the recipient at a price that would have been acceptable to an unrelated third party receiving such goods and services in an arm's-length transaction with the provider.

         Section 2.16 CONTRACTS AND COMMITMENTS. Except as described in the Commission Filings:

         (a) CLCK Group has not entered into any Contracts which, individually or in the aggregate, are material to its business, operations or prospects, or which require the making of any charitable contribution;

         (b) No purchase contracts or commitments of CLCK Group continue for a period of more than 30 days or are in excess of the normal, ordinary and usual requirements of its business or, to the knowledge of CLCK, at any excessive price;

         (c) CLCK Group has not entered into any Contracts pursuant to which CLCK Group is, as of the date hereof, required to obtain or maintain, on behalf of itself or any of its directors, officers or employees, any facility or personnel security clearances from the U.S. Department of Defense or any other agency of the U.S. Government or any comparable agency of any other government;

         (d) There are no outstanding sales contracts, purchase orders, commitments or proposals of CLCK Group which continue for a period of more than 30 days or will likely result in any loss to CLCK Group upon completion or performance thereof;

         (e) CLCK Group has not entered into any outstanding Contracts with officers, employees, agents, consultants, advisors, salesmen, sales representatives or suppliers that are not cancelable by any of the them on notice of not longer than 30 days and without liability, penalty or premium, or any agreement or arrangements providing for the payment of any bonus or commission based on sales or earnings;

         (f) CLCK Group has not entered into any outstanding employment Contract that contains any severance or termination pay liabilities or obligations;

         (g) CLCK Group is not a party to any collective bargaining agreement or other Contract with any labor organization;

         (h) CLCK Group is not restricted by agreement from carrying on its business anywhere in the world;

         (i) CLCK Group has not incurred any outstanding debt obligation for borrowed money, including guarantees of or agreements to acquire any such debt obligation of others other than as reflected on the CLCK Financial Statements;

         (j) CLCK Group is not a party to any Contract, subcontract or agreement with the U.S. Government or any agency or instrumentality thereof, or with any foreign, territorial or state government or any agency or instrumentality thereof; and

         (k) CLCK Group has not entered into any outstanding loan with or to any person other than (i) as reflected on the CLCK Financial Statements and (ii) for amounts not more than $5,000 to any individual and $25,000 in the aggregate.

         Section 2.17 COMPLIANCE WITH CONTRACTS; DELIVERY OF CERTAIN CONTRACTS. CLCK Group is not in default under any Contract, including, without limitation, those listed in Schedules 2.13, 2.16 and 2.30 hereto or as described in the Commission Filings, except for those which would not have a Material Adverse Effect, and no act or omission by CLCK Group has occurred which, with notice or lapse of time or both, would constitute such a default under any term or provision of any such Contract. Each of the agreements referred to in Schedules 2.13, 2.16 and 2.30 hereto or as described in the Commission Filings is valid and in full force and effect. To the knowledge of the CLCK, no party is in default under any agreement referred to in Sections 2.13, 2.16 and 2.30 hereto or as described in the Commission Filings, and, no act or omission has occurred by any party which, with notice or lapse of time or both, would constitute such a default under any term or provision thereof.

         Section 2.18 INSURANCE. All existing policies of fire, liability, worker's compensation and all other forms of insurance owned or held by, or covering the business, properties or assets of, CLCK Group, are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no notice of cancellation or termination has been received by CLCK Group with respect to any such policy. Such policies will remain in full force and effect through the respective dates set forth on Schedule 2.18 without additional premiums being paid or properly accrued as an additional liability. Schedule 2.18 also: (a) describes all products liability claims made since CLCK Group's inception, and all other claims (except medical and dental) pending or made since CLCK Group's inception under such insurance policies; and (b) identifies all types of insurable risks which CLCK Group and its Board of Directors has designated as being self insured. To the knowledge of CLCK, except as set forth in Schedule 2.18, CLCK Group has not been turned down at any time since the inception of CLCK Group for any insurance with respect to its assets or operations, nor has its coverage been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three (3) years.

         Section 2.19 LABOR DIFFICULTIES. Except as described in the Commission Filings or as described in Schedule 2.19 attached hereto:

         (a) No employee of CLCK Group is in violation of, or has threatened any violation of, any material term of any employment contract or any other Contract relating to the relationship of such employee with CLCK Group or any other party, including any employee handbook and/or personnel policy manual of CLCK Group except for violations which would not, individually or in the aggregate, have a Material Adverse Effect;

         (b) CLCK Group has complied in all material respects with each and every term, provision, section and part of any written employment Contract, including any employee handbook and/or personnel policy manual, that CLCK Group has or has had with any individual who has performed work for CLCK Group;

         (c) There is no unfair labor practice charge or similar charge, complaint, allegation or other process or claim pending or, to the knowledge of CLCK, threatened against CLCK Group before the National Labor Relations Board (the "NLRB") or any other foreign, federal, territorial, state or local governmental agency or other entity;

         (d) There is no labor dispute, strike, slowdown, work stoppage or other job action pending or, to the knowledge of CLCK, threatened against or otherwise affecting CLCK Group;

         (e) No Petition for election or similar charge, complaint, allegation or other process or claim is pending or, to the knowledge of CLCK, threatened against CLCK Group before the NLRB, any region of the NLRB, or any other foreign, federal, territorial, state or local governmental agency or other entity, and no organizing campaign or other effort is underway or, to the knowledge of CLCK, threatened by any labor organization to organize any employees of CLCK Group;

         (f) CLCK Group has not experienced any labor dispute, strike, slowdown, work stoppage, or other job action since its inception; and

         (g) There is not pending or, to the knowledge of CLCK, threatened against CLCK Group any complaint, charge, allegation or other process or claim whatsoever, other foreign, than those which would not, individually or in the aggregate, have a Material Adverse Effect: (i) alleging any violation of the Occupational Safety and Health Act or any other foreign, federal, territorial, state or local law governing health and/or safety in the workplace; (ii) seeking compensation, benefits and/or penalties pursuant to any Workers' Compensation Act or similar law (including the laws of any foreign country having jurisdiction over CLCK Group); (iii) seeking any compensation or benefits pursuant to any Unemployment Insurance Act or similar law (including the laws of any foreign country having jurisdiction over CLCK Group); (iv) alleging any violation of the Immigration Reform and Control Act of 1986 or any similar law (including the laws of any foreign country having jurisdiction over CLCK Group);
(v) alleging any violation of the Fair Labor Standards Act or any other foreign, federal, territorial, state or local law governing wage and/or hour issues; (vi) alleging any violation of any foreign, federal, territorial, state or local child labor law; and/or (vii) alleging any other foreign, federal, territorial, state or local law relating to or governing employment or labor matters.

         Section 2.20 LITIGATION. Except as described in the Commission Filings:

         (a) There is no pending or, to the knowledge of CLCK, threatened complaint, charge, claim, action, suit or arbitration proceeding before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency, or any private arbitration tribunal or any investigation or inquiry before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency against, relating to or affecting (i) CLCK Group or any director, officer, agent or employee thereof in his or her capacity as such, (ii) the assets, properties or business of CLCK Group, or (iii) the transactions contemplated by this Agreement, nor, to the knowledge of CLCK Group, is there any basis for any such complaint, charge, claim, action, suit, arbitration proceeding, investigation or inquiry which could have an adverse effect on the assets, property, business or prospects of CLCK Group;

         (b) There is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting CLCK Group or, to the knowledge of CLCK, any officer, director, employee or agent thereof from conducting or engaging in any aspect of the business of CLCK Group, or requiring CLCK Group or, to the knowledge of CLCK Group, any officer, director, employee or agent thereof to take certain action with respect to any aspect of the business of CLCK Group which could reasonably be anticipated to have a Material Adverse Effect; and

         (c) CLCK Group is not in violation of or default under any applicable order, judgment, writ, injunction or decree of any federal, territorial, state, municipal, foreign or other court or regulatory authority.

         Section 2.21 NO CONDEMNATION OR EXPROPRIATION. Neither the whole nor any portion of the leaseholds or any other assets of CLCK Group is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of CLCK, has any such condemnation, expropriation or taking been proposed.

         Section 2.22 COMPLIANCE WITH LAW. The operations of CLCK Group have been conducted in accordance with all applicable laws, regulations and other requirements of all foreign and national governmental authorities, and of all territories, states, municipalities and other political subdivisions and agencies thereof having jurisdiction over CLCK Group, including, without limitation, all such laws, regulations, ordinances and requirements relating to environmental, antitrust, consumer protection, labor and employment, zoning and land use, currency exchange, immigration, health, occupational safety, pension, securities, defense procurement and trading with the enemy matters. CLCK Group has not received any notification since its inception of any asserted present or past failure by CLCK Group to comply with such laws, regulations, ordinances or requirements. CLCK Group has all permits, authorizations and consents necessary for the operation of its business except for those which the failure to have would not, individually or in the aggregate, have a Material Adverse Effect.

         Section 2.23 ENVIRONMENTAL COMPLIANCE.

         A. For purposes of this Section 2.23, the following terms shall have the meanings set forth below:

         (a) "PREMISES" means any property or facility CLCK Group owns, operates or leases which relate to the business of CLCK Group or which constitute any of the CLCK Assets (as defined hereinafter);

         (b) "HAZARDOUS SUBSTANCE" means, at any time, any substance, material, chemical or waste the presence of which requires investigation or remediation under, or which is or becomes regulated by, any federal, state or local governmental authority due to its properties of being toxic, hazardous, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or mutagenic, including, without limitation, any material, waste, chemical or substance which is: (i) defined as a "hazardous," "extremely hazardous" or "restricted hazardous" waste, material or substance under the laws of the governmental jurisdiction where the Premises are located and/or to which the Premises are subject; (ii) Petroleum or a Petroleum product, including, without limitation, gasoline and diesel fuel; (iii) asbestos or asbestos containing;
(iv) polychlorinated biphenyls; (v) designated as a "hazardous substance" pursuant to Section 311 of the Clean Water Act, 33 U.S.C. ss.1251 et seq. (33 U.S.C. ss.1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. ss.1317); (vi) defined as A "hazardous waste" pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C. ss.6901 et seq. (42 U.S.C. ss.6903); or (vii) defined as a "hazardous substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. ss.9601 et seq. ("CERCLA") (42 U.S.C. ss.9601);

         (c) "HAZARDOUS MATERIALS LAW" means any foreign, national, territorial, state, province or local statute, ordinance, order, rule or regulation of any type, relating to pollution or the protection of worker safety, public safety, human health, natural resources, or the environment, including laws, statutes, ordinances, rules or regulations relating to the emission, discharge, release or threatened release, of pollutants, contaminants or Hazardous Substances into ambient air, surface water, ground water or land, or remediation or removal thereof, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or Hazardous Substances, including without limitation those statutes and regulations referred to in Subparagraph (b) above, the Occupational Health and Safety Act (29 U.S.C. ss.651 et seq.); and

         (d) "LOSS" means any and all of the following, whether the result of any action of any governmental agency or a third party liabilities; penalties; forfeitures; suits; losses; damages; expenses; debts; obligations; claims; fines or civil liability for violation of any Hazardous Materials Law; costs (including the costs of investigation, defense, settlement and attorneys' and other professional fees whether or not litigation is instituted); or, costs and capital expenditures required for compliance with Hazardous Materials Law.

         B. Except as described in the Commission Filings:

         (a) CLCK Group has obtained, and is in full compliance with, all material permits, licenses or other authorizations which are required under any Hazardous Materials Law for the operations of the business of CLCK Group;

         (b) CLCK is not aware of any material past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with, or prevent continued compliance by CLCK Group with, any Hazardous Materials Law, or which may give rise to Loss to CLCK Group based on or related to any Hazardous Materials Law;

         (c) CLCK Group has not entered into any agreement with any governmental authority or agency, or with any private entity, including, but not limited to, any prior owners of Premises, relating in any way to violation of any Hazardous Materials Law, or to the presence, release, threat of release, disposal, placement on, under or about any Premises of Hazardous Substances;

         (d) CLCK Group has not discovered or caused, and to the knowledge of CLCK, no other person has discovered or caused, any discharge, emission, disposal or release of Hazardous Substances on the Premises, on property formerly owned, operated or leased by CLCK Group or on the property of any third party;

         (e) CLCK has not discovered, and to the knowledge of CLCK, no other person has discovered, any occurrence or condition on the Premises or on any real property in the vicinity of the Premises, which could cause the Premises to be subject to any restrictions on the ownership, occupancy, transferability or use under any Hazardous Materials Law;

         (f) CLCK Group has not manufactured, stored or disposed of Hazardous Substances at any location, including, without limitation, any disposal which was in compliance with any Hazardous Materials Law;

         (g) CLCK Group does not use or maintain any underground storage tanks or surface impoundments on the Premises and, to the knowledge of CLCK, no underground storage tanks or surface impoundments are now, or ever have been, located on the Premises; and

         (h) CLCK Group has not received notice of any lien in favor of any governmental authority for: (i) any liability under any Hazardous Materials Law; or (ii) damages arising from or costs incurred by such governmental authority in response to a release of Hazardous Substances into the environment, nor has any such lien ever been filed or attached to the Premises.

         Section 2.24 EMPLOYEE BENEFITS. Except for the plans, agreements, arrangements and practices as described in the Commission Filings or as set forth in Schedule 2.24 attached hereto (collectively, the "Employment Plans").

         (a) Neither CLCK Group nor any Affiliate of CLCK Group, maintains or contributes to, or is obligated or required to contribute to, any bonus, deferred compensation, severance or termination pay, pension, profit sharing, stock purchase, stock grant, stock option, group life insurance, health care, hospitalization insurance, disability, retirement or any other employee benefit or fringe benefit plan, agreement, arrangement or practice, whether formal or informal and whether legally binding or not, which covers employees of CLCK Group. Neither CLCK Group nor any Affiliate has any commitment, whether formal or informal and whether legally binding or not, to create or contribute to any additional such plan.

         (b) Each Employment Plan, including each Employment Plan which is an "employee pension benefit plan," as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (the "Pension Plans"), or an "employee welfare benefit plan," as such term is defined in Section 3(l) of ERISA (the "Welfare Plans"), in all respects conforms to, and is and has been operated in compliance with, applicable law, including, but not limited to, ERISA and the Code.

         (c) Neither CLCK Group nor any Affiliate, nor any of the Pension Plans, nor any of the Welfare Plans nor any trust created thereunder, nor any trustee or administrator thereof, has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) which might subject CLCK Group to any material liability or civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

         (d) Full payment has been duly made or reserved for by CLCK Group of all amounts that CLCK Group or any Affiliate is required under the terms of all Employment Plans to pay as contributions to such Employment Plans, with respect to employees of CLCK Group covered by such Plans, on or prior to the Closing Date.

         (e) None of the Pension Plans is a "multiemployer plan," as such term is defined in Section 3(37) of ERISA.

         (f) Neither CLCK Group nor any Affiliate nor, to the knowledge of CLCK, any administrator or fiduciary of any Pension Plan or Welfare Plan has engaged in any transaction or acted or failed to act in a manner which could subject CLCK Group to any liability for a breach of fiduciary duty under ERISA.

         (g) Neither CLCK Group nor any Employment Plan is obligated to make payment of post-retirement life, accidental death, medical or disability insurance benefits of any type, excluding for this purpose the provision of any such benefits as a result of an individuals exercise of his or her conversion rights under the Consolidated Omnibus Budget Reconciliation Act of 1986, to, or with respect to, any former employee of CLCK Group.

         Section 2.25 ABSENCE OF QUESTIONABLE PAYMENTS. Neither CLCK Group nor, to the knowledge of CLCK, any of its directors, officers, agents, employees or other persons acting on CLCK Group's behalf or for CLCK Group's benefit has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds for such purpose under any foreign, national, territorial, state, province or local statute, ordinance, order, rule or regulation of any type. Neither CLCK Group nor, to the knowledge of CLCK, any of its directors, officers, agents, employees or other persons acting on its behalf or for CLCK Group's benefit has accepted or received any unlawful contributions, payments, gifts or expenditures under any foreign, national, territorial, state, province or local statute, ordinance, order, rule or regulation of any type.

         Section 2.26 PERSONNEL. CLCK Group has delivered to CNG a true and complete list of the wage rates for all non-salaried and salaried employees of CLCK Group by classification.

         Section 2.27 REAL PROPERTY HOLDING CORPORATION. CLCK Group is not a U.S. Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

         Section 2.28 ACCURACY OF INFORMATION FURNISHED. No representation or warranty by CLCK contained in this Agreement or in respect of the exhibits, schedules or documents delivered to CNG Parties by CLCK and expressly referred to herein, and no statement contained in any certificate furnished or to be furnished by or on behalf of CLCK pursuant hereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, and as of the Closing Date, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by CLCK to CNG Parties.

         Section 2.29 INTELLECTUAL PROPERTY AND TECHNOLOGY LICENSES. Except as set forth in the Commission Filings and in Schedule 2.29 attached hereto, CLCK Group neither owns nor licenses any Intellectual Property, and CLCK Group is not a party to any Technology Licenses. CLCK Group has not, nor to the knowledge of CLCK, has it been alleged to have, infringed upon any Intellectual Property of any other party entitled to legal protection. CLCK Group has never asserted any claim of infringement, misappropriation or misuse of any Intellectual Property necessary to permit CLCK Group to conduct its business and develop its products or services.

         The following terms as used in this Agreement shall have the meanings set forth below:

         "COMPUTER TECHNOLOGY" shall mean all designs, drawings, procedures (including design, manufacturing, test and maintenance procedures), specifications, software (other than as described within the meaning of the term "Software" defined elsewhere herein), printed circuit board art work, integrated circuit masks, test equipment, tools, fixtures, documentation, training materials, and information, in whatever form, related to, useful, utilizable or necessary in the design, manufacture, test and/or maintenance of the computer system, or relate to any Technology Licenses.

         "COPYRIGHTS" shall mean all registered copyrights of or applications therefor, or relate to any Technology Licenses for registration of copyrights, including the registration number, country and filing and expiration date of each such copyright.

         "INTELLECTUAL PROPERTY" shall mean all Patents, Copyrights, Trade Names, Computer Technology and Software.

         "PATENTS" shall mean the patents, patents pending, industrial designs, utility models and applications for patent or relate to any Technology Licenses or which relate to any products (or any component thereof) or services related to the business of the person, and its method of use or manufacture and any patents issued thereon and any continuations or reissues thereof, including any continuation-in-part or divisional patent application thereof and all foreign counterparts and extensions thereof, including for each such Patent, the serial or patent number, country, filing and expiration date and title.

         "SOFTWARE" shall mean all software (including object and source codes, in machine readable and listing form), documentation (including internal documentation made available to customers and training materials), flowcharts, source code notes, software tools, compilers, test routines and information, in whatever form and all revisions, release levels and versions of the foregoing used on or with Computer Technology, owned or licensed by the person, developed by or for the person, or in the possession of the person, or relate to any Technology Licenses.

         "TECHNOLOGY LICENSES" shall mean all material licenses and other contracts or commitments, to which the person, is party (either as licensor or licensee) or otherwise subject, relating to the Intellectual Property (or applications or registrations as applicable for any thereof).

         "TRADE NAMES" shall mean all registered trademarks and service marks of the person, or relate to any Technology Licenses, to register trademarks and service marks, including, for each such trademark and service mark, the registration or application number, country, filing and expiration date, mark and class and all unregistered trademarks and service marks used by the person, or relate to any Technology Licenses.

         Section 2.30 REAL PROPERTIES. Included in the Commission Filings is an accurate and complete list of all real property owned by CLCK, together with a description of every Encumbrance in such real property. Except as described in the Commission Filings, CLCK is presently in compliance in all material respects with all laws, rules, regulations and ordinances relating to zoning and land use restrictions which are applicable to any portion of the land subject to the real property. Except as described in the Commission Filings, no consent is required from the lessor under any lease of real property described in the Commission Filings prior to the consummation of the transactions contemplated hereby.

         Section 2.31 TITLE AND RELATED MATTERS. CLCK Group has good and marketable title to and is the sole and exclusive owner of all of the properties and assets, inventory, interests in properties and assets, real and personal, including the Intellectual Property which are reflected in the most recent CLCK Financial Statements and the CLCK Schedules or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business) (collectively, "CLCK Assets"), free and clear of all Encumbrances except: (a) statutory liens or claims not yet delinquent; (b) such imperfections of title and easements as do not and will not, materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (c) as described in the CLCK Schedules. Except as set forth in the CLCK Schedules, CLCK Group owns free and clear of any Encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever, any and all products it is currently manufacturing, including the underlying Proprietary Information and Technical Information, and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with CLCK Group's business. Except as set forth in the CLCK Schedules, no third party has any right to, and CLCK Group has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, service, or Intellectual Property which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect on the business, operations or financial condition of CLCK Group or any material portion of its properties, assets or rights.

         Section 2.32 TITLE TO THE EXCHANGED CLCK STOCK. Upon issuance and delivery to CNG of the certificates for the First Installment of Exchanged CLCK Stock, the Second Installment of Exchanged Stock, and/or the Third Installment of Exchanged Stock (collectively the "Exchanged CLCK Stock") described in
Article III and Section 4.11 of this Agreement, CNG shall receive good and marketable title to the Exchanged CLCK Stock, all of the Exchanged CLCK Stock shall be received by CNG as validly issued, fully paid and nonassessable, free and clear of all Encumbrances (other than any restrictions generally imposed by federal, corporate or territorial securities laws or as otherwise provided for in this Agreement).

         Section 2.33 COMPLIANCE WITH EXCHANGE ACT. As of the Closing, CLCK shall be current in all filings required to be tendered to the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CNG has heretofore been furnished with true, complete and correct copies of the following: (a) CLCK's Annual Report on Form 10-KSB for the year ended December 31, 1998, and (b) CLCK's Quarterly Report on Form 10-QSB for the quarterly periods ended June 30, and March 31, 1999 (collectively, the "Commission Filings"). The Commission Filings were or shall be, as the case may be, prepared in accordance and complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be. None of such forms, reports and statements, including, without limitation, any financial statements, exhibits and schedules included therein and documents incorporated therein by reference, at the time filed, or declared or it became effective, as the case may be, contained, or now contains, and at the Closing Date, will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         Section 2.34 CLCK SCHEDULES. CLCK shall cause the CLCK Schedules to be delivered to CNG Stockholders hereunder at or before the Closing.


                                   ARTICLE III
                                     CLOSING

         Section 3.1 PURCHASE AND SALE. Upon the terms and subject to the conditions contained herein:

                (a) FIRST INSTALLMENT OF CLCK COMMON STOCK. At the Closing (defined in Section 3.2 below), CNG shall deliver and pay to CLCK the sum of $500,000 (the "First Installment Payment") in cash, and CLCK shall issue and deliver to CNG 4,000,000 shares of CLCK Common Stock (the "First Installment of Exchanged CLCK Stock").

                (b) SECOND INSTALLMENT OF CLCK STOCK. Two (2) weeks following the Closing Date (the "Second Installment Payment Date"), CNG shall be mandatorily obligated to purchase an additional 20,000,000 shares of CLCK Common Stock (the "Second Installment of Exchanged CLCK Stock") for a purchase price of $2,500,000 (the "Second Installment Payment") pursuant to this Section 3.1(b); PROVIDED, HOWEVER, in the event that the Lenders, pursuant to the Credit Facility, fail to approve of or consent to CNG's payment of the Second Installment Payment, then CNG shall not be mandatorily obligated to purchase the Second Installment of Exchanged CLCK Stock, but shall instead be granted an option to purchase the Second Installment of Exchanged CLCK Stock in consideration of CNG's payment of the Second Installment Payment, which option shall expire on October 10, 1999.

                        CNG shall have no cure period whatsoever for the failure to pay the Second Installment Payment in a timely manner on the Second Installment Payment Date. All payments hereunder by CNG shall be by wire transfer to an account specified in writing by CLCK. In the event that any payment date shall occur on a weekend or a national holiday, such payment date shall be extended to the immediately following business day.

                (c) CNG'S CONTROL OF BOARD OF DIRECTORS. In the event that CNG shall purchase the Second Installment of Exchanged CLCK Stock in accordance with this Section 3.1, then CNG shall be entitled to designate a majority of the members of the board of directors of CLCK in accordance with and subject to the terms and conditions of Section 4.8.

                (d) CLCK'S OPTION TO REPURCHASE FIRST INSTALLMENT OF EXCHANGED CLCK STOCK. In the event that CNG shall fail to purchase the Second Installment of Exchanged CLCK Stock, then CLCK or its designees shall have the right to repurchase all or none of the shares of the First Installment of Exchanged CLCK Stock, referenced in
                        Section 3.1(a), at a per share repurchase price of $0.125, during the two (2) year period following the Closing Date.

         Section 3.2 CLOSING. Subject to the terms and conditions of this Agreement, the closing ("Closing") of the transactions contemplated by this Agreement shall occur on Wednesday, September 16, 1999 or such other date as the parties may agree (the "Closing Date").

         Section 3.3 CLOSING EVENTS. At the Closing, each of the respective parties hereto shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged, and delivered) any and all certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby. However, in no event shall the Closing occur without the satisfaction or waiver of the conditions set forth in Articles V and VI of this Agreement.

         Section 3.4 TERMINATION.

         (a) This Agreement may be terminated by CLCK or by CNG at any time prior to the Closing Date if:

                  (i) there shall be any actual or threatened action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such boards of directors, made in good faith and based on the advice of their legal counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement; or

                  (ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions or in the judgment of such boards of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the merger and consolidation.

         In the event of termination pursuant to this paragraph (a) of Section 3.4, no obligation, right or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated;

         (b) This Agreement may be terminated at any time prior to the Closing Date by action of the Board of Directors of CLCK, if CNG shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of CNG contained herein shall be inaccurate in any material respect. If this Agreement is terminated pursuant to this paragraph (b) of Section 3.4, this Agreement shall be of no further force or effect, and no obligation, right or liability shall arise hereunder; and

         (c) This Agreement may be terminated at any time prior to the Closing Date by CNG if CLCK shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of CLCK contained herein shall be inaccurate in any material respect. If this Agreement is terminated pursuant to this paragraph
(c) of Section 3.4, this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

                                   ARTICLE IV
                                SPECIAL COVENANTS

         Section 4.1 ACCESS TO PROPERTIES AND RECORDS. CLCK and CNG will each afford the other or their respective authorized representatives, full access to the properties, books and records of CLCK and CNG, as the case may be, in order that each may have full opportunity to make such reasonable investigation as it or he shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of CLCK, and CNG, as the case may be, as the other shall from time to time reasonably request.

         Section 4.2 AVAILABILITY OF RULE 144. Each of the parties acknowledge that the Exchanged CLCK Stock to be issued pursuant to this Agreement will be "restricted securities," as that term is defined in Rule 144 promulgated pursuant to the Securities Act. CLCK is under no obligation, except as set forth herein, to register such shares under the Securities Act. Notwithstanding the foregoing, however, CLCK will use its best efforts to: (a) make publicly available on a regular basis not less than semi-annually, business and financial information regarding CLCK so as to make available to the stockholders of CLCK the provisions of Rule 144 pursuant to subparagraph (c)(1) thereof; and (b) within ten (10) days of any written request of any stockholder of CLCK, CLCK will provide to such stockholder written confirmation of compliance with such of the foregoing subparagraph as may then be applicable. The covenants set forth in this Section 4.2 shall survive the Closing and the consummation of the transactions herein contemplated.

         Section 4.3 INFORMATION FOR CLCK REGISTRATION STATEMENT AND PUBLIC REPORTS. CNG will furnish CLCK with all information concerning CNG, including all financial statements, required for inclusion in any registration statement or public report required to be filed by CLCK pursuant to the Securities Act, the Exchange Act or any other applicable federal or state law. CNG represents and warrants to CLCK that, to the best of his knowledge and belief, all information so furnished for either such registration statement or other public release by CLCK, including the financial statements described in Section 1.5, shall be true and correct in all material respects without omission of any material fact required to make the information stated not misleading.

         Section 4.4 SPECIAL COVENANTS AND REPRESENTATIONS REGARDING THE EXCHANGED CLCK STOCK. The consummation of this Agreement and the transactions herein contemplated, including the issuance and delivery of the Exchanged CLCK Stock to CNG, as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes, which depend, INTER ALIA, upon the circumstances under which CNG and CLCK acquire such securities.

         Section 4.5 THIRD PARTY CONSENTS. CLCK and CNG agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein and therein contemplated.

         Section 4.6 ACTIONS PRIOR TO CLOSING.

         (a) From and after the date of this Agreement until the Closing Date and except as set forth in the CLCK or CNG Schedules or as permitted or contemplated by this Agreement, CLCK, and the CNG, respectively, will each:

                  (i) carry on its business in substantially the same manner as it has heretofore;

                  (ii) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

                  (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

                  (iv) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business;

                  (v) use its reasonable commercial efforts to maintain and preserve its business organization intact, to retain its key employees and to maintain its relationship with its material suppliers and customers; and

                  (vi) fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations and orders imposed by federal or state governmental authorities.

         (b) From and after the date of this Agreement until the Closing Date, CLCK and CNG shall have the right to terminate this Agreement in the event that the other party shall, prior to the Closing Date:

                  (i) except as otherwise specifically set forth herein, make any change in their respective certificates or articles of incorporation or bylaws;

                  (ii) take any action described in Section 1.7 in the case of CNG, or in Section 2.11, in the case of CLCK (all except as permitted therein or as disclosed in the applicable party's schedules); or

                  (iii) enter into or amend any Contract, agreement or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any Contract, agreement or other instrument in the ordinary course of business involving the sale of goods or services.

         Section 4.7 INDEMNIFICATION.

         (a) CNG hereby agrees to indemnify CLCK and each of the officers and directors of CLCK as of the date of execution of this Agreement and as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

         (b) CLCK hereby agrees to indemnify CNG and each of the officers and directors of CNG as of the date of execution of this Agreement and as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this Paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

         Section 4.8 DIRECTORS AND OFFICERS. Upon CNG's payment of the First Installment Payment on the Closing Date, CNG shall not be entitled to designate any members of the Board of Directors of CLCK. Upon and in the event of CNG's payment of the Second Installment Payment on or before the Second Installment Payment Date, CNG shall be entitled to designate a majority of members of the Board of Directors of CLCK.

         Section 4.9 SATISFACTION OF NOTE PAYABLE OBLIGATIONS TO CENTURY WITH CLCK COMMON STOCK. On or before the Closing Date, CLCK shall take all actions necessary to effect the release and waiver by Century of the following: (i) all note payable obligations from CLCK to Century, including but not limited to that certain $700,000 note payable from First Independent Computers, Inc., a Texas corporation ("FICI"), which is a wholly-owned subsidiary of CLCK, to Century, dated October 31, 1999, the balance of principal and accrued interest of which is $251,569, as of the date of this Agreement, and that certain $250,000 note payable from Fi-Scrip, Incorporated, a Nevada corporation, which is a wholly-owned subsidiary of CLCK, to Century, dated May 1, 1999, the balance of principal and accrued interest of which is $182,559, as of the date of this Agreement, and (ii) all collateral, if any, securing such note payable obligations. In consideration of Century's releasing CLCK from such note payable obligations, CLCK shall issue to Century $434,128 of CLCK Common Stock, at purchase price of $0.25 per share, pursuant to the Agreement for the Purchase and Sale of Stock (the "Century/CLCK Stock Purchase Agreement") attached as
Schedule 4.9 hereto. Pursuant to the Century/CLCK Stock Purchase Agreement, on the Closing Date, CLCK shall issue to Century 1,736,512 shares of CLCK Common Stock in consideration of the cancellation of the debt obligations of $434,128 owing by CLCK to Century. In addition, on March 31, 2000, CLCK shall issue to Century an additional 1,736,512 shares of CLCK Common Stock in consideration of Century's payment to CLCK of $10, if the following contingencies set forth in the Century/CLCK Stock Purchase Agreement are satisfied: (i) that Century procure or broker, without compensation, executed processing contracts (the "Processing Contracts") between CLCK and one or more customers; (ii) that each of the Processing Contracts have a term length of not less than five (5) years;
(iii) that the Processing Contracts collectively generate not less than $150,000 of processing revenues for CLCK during the month of March, 2000; and (iv) that CNG pay the CLCK Second Installment Payment to CLCK in accordance with the terms and conditions of this Agreement. Notwithstanding anything to the contrary herein, CNG and CLCK acknowledge that, on September 14, 1999, Douglas R. Baetz and Glenn M. Gallant ("Century Affiliates"), affiliates of Century, during the pendency of negotiations between CLCK and CNG with respect to this Agreement, loaned the additional principal amount of $150,000 to CLCK, in excess of any of the amounts referenced above in this Section 4.9. CLCK shall pay to Century Affiliates, at the Closing, and from the proceeds of the First Installment Payment, the sum of $150,000 as repayment in full of such loan and such amount shall not be convertible into CLCK Common Stock upon repayment of such amount.

         Section 4.10 STOCK OPTION PLAN. At the Closing, CLCK's Board of Directors shall have approved the Stock Option Plan, in the form attached as
Schedule 4.10 hereto, which shall authorize the grant and issuance of options to purchase up to 2,000,000 shares of CLCK Common Stock, and which shall further be subject to the approval of the stockholders of CLCK, as required by applicable law.

         Section 4.11 OPTION TO PURCHASE ADDITIONAL SHARES. Simultaneously with the Closing, CLCK and CNG shall enter into the Non-Qualified Stock Option Agreement, of even date herewith (the "Option Agreement"), in the form attached as Schedule 4.11 hereto. Pursuant to the Option Agreement, CLCK shall grant to CNG the option (the "Option") to purchase an additional 10,000,000 shares of CLCK Common Stock (the "Third Installment of Exchanged CLCK Stock") for the purchase price of $2,000,000 (the "Third Installment Payment"), which option must be exercised by CNG on or before the first anniversary of the Closing Date (the "Third Installment Payment Date"). The Option shall be exercisable in whole, and not in part, in the event that CNG shall pay the Second Installment Payment pursuant to Section 3.1(b) hereof. In the event that CNG shall not pay the Second Installment Payment in accordance with Section 3.1(b) hereof, the Option shall be immediately cancelled.

         Section 4.12 CERTAIN RESTRICTIONS ON FUTURE ISSUANCES BY CLCK. Immediately following the Closing and until CNG's payment in full of the Second Installment Payment, and so long as CNG shall not be in default under this Agreement (which default shall not be continuing), CLCK shall not issue any shares of CLCK Common Stock without the written consent of CNG, except: (i) the issuance of shares of CLCK Common Stock with respect to any derivative securities of CLCK issued and outstanding at the Closing Date and described in
Schedule 2.4 attached hereto; and (ii) the Exchanged CLCK Stock.

         Section 4.13 ENHANCEMENT OF SALES VOLUME. CNG shall take all actions that CNG, in the exercise of its reasonable judgment, determines are necessary to increase the revenues and sales volume of CLCK. Such actions on the part of CNG may include, but are not limited to, retaining CLCK to complete the following: (i) design and implement store software applications for CNG's approximately 650 retail locations throughout the United States; (ii) provide processing services for CNG's new credit/debit card products; and (iii) perform technology design and implementation services for CNG in connection with CNG's collection of delinquent consumer accounts. Additionally, CNG shall provide sales and marketing services for the benefit of CLCK by leveraging the contacts and experience possessed by CNG's principals in the banking, consumer finance and electronic payment industries.

         Section 4.14 CENTURY/CNG STOCK PURCHASE AGREEMENT. Simultaneously with the Closing, CNG and Century shall enter into the Agreement for the Purchase of Stock (the "Century/CNG Stock Purchase Agreement"), attached as Schedule 4.14 hereto. Pursuant to the Century/CNG Stock Purchase Agreement, on March 31, 2000, CNG shall sell to Century 1,000,000 shares of CLCK Common Stock owned by CNG in consideration of Century's payment to CNG of $10; PROVIDED, HOWEVER, that the Century/CNG Stock Purchase Agreement shall be null and void, and CNG shall have no obligation whatsoever to sell any shares of CLCK Common Stock to Century, in the event that the following contingencies are not satisfied: (i) that Century procure or broker, without compensation, executed Processing Contracts between CLCK and one or more customers; (ii) that each of the Processing Contracts have a term length of not less than five (5) years; (iii) that the Processing Contracts collectively generate not less than $150,000 of processing revenues for CLCK during the month of March, 2000; and (iv) that CNG shall pay the Second Installment Payment to CLCK in accordance with the terms and conditions of this Agreement.

                                    ARTICLE V
                       CONDITIONS PRECEDENT TO OBLIGATIONS
                                     OF CLCK

         The obligations of CLCK under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

         Section 5.1 ACCURACY OF REPRESENTATIONS. The representations and warranties made by CNG in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made as of the date of this Agreement (except for changes therein permitted by this Agreement), and CNG shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by CNG prior to or at the Closing. CLCK shall be furnished with a certificate, signed by CNG dated the Closing Date, to the foregoing effect.

         Section 5.2 OFFICER'S CERTIFICATE. CLCK shall have been furnished with a certificate dated the Closing Date and signed by duly authorized officers of CNG and the CNG Stockholders to the effect that no litigation, proceeding, investigation or inquiry is pending or, to the knowledge of CNG, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the CNG Schedules, by or against the CNG Parties, which might result in any material adverse change in any of the assets, properties, business or operations of CNG, in the form of Schedule 5.2.

         Section 5.3 NO MATERIAL ADVERSE CHANGE. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of CNG.

         Section 5.4 OTHER ITEMS. CLCK shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as CLCK may reasonably request.


                                   ARTICLE VI
                   CONDITIONS PRECEDENT TO OBLIGATIONS OF CNG

                  The obligations of CNG under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

         Section 6.1 ACCURACY OF REPRESENTATIONS. The representations and warranties made by CLCK in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the date of this Agreement, and CLCK shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by CLCK prior to or at the Closing. CNG shall have been furnished with a certificate, signed by a duly authorized executive officer of CLCK and dated the Closing Date, to the foregoing effect.

         Section 6.2 OFFICER'S CERTIFICATE. CNG shall have been furnished with a certificate dated the Closing Date and signed by duly authorized officers of CLCK to the effect that no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of CLCK, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the CLCK Schedules, by or against CLCK, which might result in any material adverse change in any of the assets, properties, business or operations of CLCK, in the form of Schedule 6.2.

         Section 6.3 NO MATERIAL ADVERSE CHANGE. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of, CLCK.

         Section 6.4 OTHER ITEMS. CNG shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as it may reasonably request.

                                   ARTICLE VII
                                  MISCELLANEOUS

         Section 7.1 BROKERS AND FINDERS. Except as set forth in Schedule 7.1, neither CLCK nor CNG, nor any of their respective officers, directors, agents or employees has employed any investment banker, broker or finder, or incurred any liability on behalf of CLCK or CNG, as the case may be, for any investment banking fees, brokerage fees, commissions or finders' fees, in connection with the transactions contemplated by this Agreement. The parties each agree to indemnify the other against any other claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

         Section 7.2 CHOICE OF LAW. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware. Any dispute arising under this Agreement shall be resolved exclusively in the federal or state courts of the State of Ohio.

         Section 7.3 NOTICES. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by overnight mail, registered mail or certified mail, postage prepaid, or by prepaid telegram, or when telecopied and followed by confirmation copy hand-delivered or sent by first class mail, addressed as follows:

If to CNG, to:.............                Jared A. Davis, President
                                           CNG Financial Corporation
                                           4824 Socialville-Fosters Road
                                           Mason, Ohio 45040
                                           Telephone no. (513) 336-7735 ext. 101
                                           Facsimile no.  (513) 573-4680

If to CLCK, to:............                Columbia Capital Corporation
                                           1157 North Fifth Street
                                           Abilene, Texas 79601
                                           Attn: Kenneth A. Klotz
                                           Telephone no. (915) 674-3110
                                           Facsimile no.  (915) 674-3174

With copies to:............                Matthias & Berg LLP
                                           1990 South Bundy Drive, Suite 790
                                           Los Angeles, California 90025
                                           Attn: Jeffrey P. Berg, Esq.
                                           Telephone no. (310) 820-0083
                                           Facsimile no. (310) 820-8313

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

         Section 7.4 ATTORNEYS' FEES. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

         Section 7.5 CONFIDENTIALITY. Each party hereto agrees with the other parties that, unless and until the reorganization contemplated by this Agreement has been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (a) to the extent such data is a matter of public knowledge or is required by law to be published; and (b) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

         Section 7.6 SCHEDULES; KNOWLEDGE. Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

         Section 7.7 THIRD PARTY BENEFICIARIES. This Agreement is solely among CLCK and CNG Parties and as otherwise as specifically provided no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

         Section 7.8 ENTIRE AGREEMENT. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations or warranties, written or oral, except as set forth herein.

         Section 7.9 SURVIVAL; TERMINATION. The representations, warranties and covenants of the respective parties shall survive the consummation of the transactions herein contemplated until the executory provisions of this Agreement shall be completed.

         Section 7.10 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

         Section 7.11 AMENDMENT OR WAIVER. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

         Section 7.12 INCORPORATION OF RECITALS. All of the recitals hereof are incorporated by this reference and are made a part hereof as though set forth at length herein.

         Section 7.13 EXPENSES. Each of the parties to this Agreement shall bear all of its own expenses incurred by it in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation therefor.

         Section 7.14 HEADINGS; CONTEXT. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

         Section 7.15 BENEFIT. This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

         Section 7.16 PUBLIC ANNOUNCEMENTS. Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

         Section 7.17 SEVERABILITY. In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

         Section 7.18 FAILURE OF CONDITIONS; TERMINATION. In the event any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, the parties, or any one of them, have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement without liability to any other party. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

         Section 7.19 NO STRICT CONSTRUCTION. The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

         Section 7.20 EXECUTION KNOWING AND VOLUNTARY. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised of its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) has been afforded the opportunity to negotiate as to any and all terms hereof; and (d) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and entered into as of the date first above written at Abilene, Texas.

                                   ("CLCK")

                                   COLUMBIA CAPITAL CORPORATION
                                   a Delaware corporation


                                   By: /s/ Kenneth A. Klotz
                                      ------------------------------------------
                                      Kenneth A. Klotz, Chief Executive Officer

                                   ("CNG")

                                   CNG FINANCIAL CORPORATION
                                   an Ohio corporation


                                   By: /s/ Jared A. Davis
                                      ------------------------------------------
                                      Jared A. Davis, President

                                                                       Exhibit b


                             COLUMBIA CAPITAL CORP.
                       NONQUALIFIED STOCK OPTION AGREEMENT


         THIS AGREEMENT is made as of September 16, 1999 by and between Columbia Capital Corp., a Delaware corporation (the "Company"), and CNG Financial Corporation, an Ohio corporation ("Optionee").


                                  R E C I T A L
                                  - - - - - - -

         The Board of Directors of the Company (the "Board of Directors") has authorized the granting to Optionee, pursuant to Section 4.11 of that certain Agreement for the Purchase of Stock, by and among the Company and Optionee, of even date herewith (the "Stock Purchase Agreement"), of a non-qualified stock option to purchase the number of shares of Common Stock of the Company specified in Paragraph 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.


                                A G R E E M E N T
                                - - - - - - - - -

         NOW, THEREFORE, in consideration of the premises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

         1. NUMBER OF SHARES; OPTION PRICE. Pursuant to said action of the Board of Directors, the Company hereby grants to Optionee, subject to Section 4.11 of the Stock Purchase Agreement, and in consideration of the Stock Purchase Agreement, the option ("Option") to purchase up to 10,000,000 shares ("Option Shares") of Common Stock of the Company, at the exercise price of $0.20 per share.

         2. TERM. This Option shall expire one (1) year from the date first written above. In the event that CNG shall fail to pay each of the First and Second Installment Payments (as such terms are defined in the Stock Purchase Agreement) in a timely manner, this Option shall be cancelled immediately.

         3. SHARES SUBJECT TO EXERCISE. All 10,000,000 Options shall be exercisable in whole, and not in part, upon payment in full of the Second Installment Payment for the Second Installment of Exchanged CLCK Stock (as such term is defined in the Stock Purchase Agreement) of the Company, pursuant to
Section 3.1(b) of the Stock Purchase Agreement, and shall thereafter remain subject to exercise for the term specified in Paragraph 2 hereof.

         4. METHOD AND TIME OF EXERCISE. The Option may be exercised by written notice delivered to the Company stating the number of shares with respect to which the Option is being exercised, together with a check made payable to the Company in the amount of the purchase price of such shares plus the amount of applicable federal, state and local withholding taxes, and the written statement provided for in Paragraph 8 hereof, if required by such Paragraph 8. Only whole shares may be purchased.

         5. TAX WITHHOLDING. As a condition to exercise of this Option, the Company may require the Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Company and upon the request of the Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of shares of Common Stock otherwise issuable to the Optionee upon the exercise of this Option.

         6. TRANSFERABILITY. Until such time that this Option is exercisable hereunder, this Option may not be assigned or transferred.

         7. OPTIONEE NOT A SHAREHOLDER. Optionee shall have no rights as a shareholder with respect to the Common Stock of the Company covered by the Option until the date of issuance of a stock certificate or stock certificates to him upon exercise of the Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

         8. RESTRICTIONS ON SALE OF SHARES. Optionee represents and agrees that, upon Optionee's exercise of the Option in whole or part, unless there is in effect at that time under the Securities Act of 1933 a registration statement relating to the shares issued to him, he will acquire the shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon each exercise thereof Optionee will furnish to the Company a written statement to such effect, satisfactory to the Company in form and substance. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state or federal securities law. Any person or persons entitled to exercise this Option under the provisions of Paragraph 6 hereof shall, upon each exercise of the Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a written statement to the same effect, satisfactory to the Company in form and substance.

         9. NOTICES. All notices to the Company shall be addressed to the Company at the principal office of the Company at 1157 North Fifth Street, Abilene, Texas 79601, Telecopier No. (915) 674-3174, and all notices to Optionee shall be addressed to Optionee at the address and telecopier number of Optionee on file with the Company, or to such other address and telecopier number as either may designate to the other in writing. A notice shall be deemed to be duly given if and when enclosed in a properly addressed sealed envelope deposited, postage prepaid, with the United States Postal Service and followed by telecopier to the addressee. In lieu of giving notice by mail as aforesaid, written notices under this Agreement may be given by personal delivery to Optionee or to the Company (as the case may be).

         10. ADJUSTMENTS. If there is any change in the capitalization of the Company affecting in any manner the number or kind of outstanding shares of Common Stock of the Company, whether by stock dividend, stock split, reclassification or recapitalization of such stock, or because the Company has merged or consolidated with one or more other corporations (and provided the Option does not thereby terminate pursuant to Section 2 hereof), then the number and kind of shares then subject to the Option and the price to be paid therefor shall be appropriately adjusted by the Board of Directors; PROVIDED, HOWEVER, that in no event shall any such adjustment result in the Company's being required to sell or issue any fractional shares. Any such adjustment shall be made without change in the aggregate purchase price applicable to the unexercised portion of the Option, but with an appropriate adjustment to the price of each Share or other unit of security covered by this Option.

         11. CESSATION OF CORPORATE EXISTENCE. Notwithstanding any other provision of this Option, upon the dissolution or liquidation of the Company, the reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or the sale of substantially all the assets of the Company or of more than 50% of the then outstanding stock of the Company to another corporation or other entity, the Option granted hereunder shall terminate; provided, however, that:
(i) each Option for which no option has been tendered by the surviving corporation in accordance with all of the terms of provision (ii) immediately below shall, within five days before the effective date of such dissolution or liquidation, merger or consolidation or sale of assets in which the Company is not the surviving corporation or sale of stock, become fully exercisable; or
(ii) in its sole and absolute discretion, the surviving corporation may, but shall not be so obligated to, tender to any Optionee, an option to purchase shares of the surviving corporation, and such new option or options shall contain such terms and provisions as shall be required substantially to preserve the rights and benefits of this Option.

         12. INVALID PROVISIONS. In the event that any provision of this Agreement is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability shall not be construed as rendering any other provisions contained herein invalid or unenforceable, and all such other provisions shall be given full force and effect to the same extent as though the invalid or unenforceable provision were not contained herein.

         13. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         14. COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.



                                                 COLUMBIA CAPITAL CORP.

                                                 ("Company")



                                                 By: /s/ Kenneth A. Klotz
                                                     ---------------------------
                                                     Kenneth A. Klotz
                                                     Chief Executive Officer


Social Security Number
or Employer Identification
Number:                                          ("Optionee")

                                                 CNG FINANCIAL CORPORATION



         31-1481590                              By: /s/ Jared A. Davis
---------------------------                          ---------------------------
                                                     Jared A. Davis, President

                                                 Address:

                                                 CNG Financial Corporation
                                                 Attn: Jared A. Davis, President
                                                 4824 Socialville - Fosters Road
                                                 Mason, Ohio 45040
                                                 Telecopier No. (513) 573-4680

                                                                       Exhibit c


                       AGREEMENT FOR THE PURCHASE OF STOCK


         THIS AGREEMENT FOR THE PURCHASE OF STOCK (the "Agreement"), is entered into as of September 16, 1999 by and among Century Financial Group, Inc., a Florida corporation ("Purchaser"), and CNG Financial Corporation, an Ohio corporation ("Stockholder").

                                    PREMISES

         WHEREAS, Stockholder has entered into an Agreement for the Purchase of Stock by and between Stockholder and Columbia Capital Corp., a Delaware corporation (the "Company"), of even date herewith (the "CLCK/CNG Stock Purchase Agreement");

         WHEREAS, pursuant to the terms and conditions of the CLCK/CNG Stock Purchase Agreement, Stockholder shall have the right, under certain terms and conditions, to become the principal stockholder of the Company;

         WHEREAS, Douglas R. Baetz and Glenn M. Gallant, the affiliates of Purchaser, are currently the principal stockholders of the Company, and have substantial knowledge of the financial condition and business prospects of the Company;

         WHEREAS, this Agreement provides for the right of Purchaser to purchase 1,000,000 shares (the "CLCK Shares") of the common stock of the Company ("CLCK Common Stock") in consideration of the aggregate purchase price of $10.00 ("Purchase Price"), determined in accordance with and subject to the terms and conditions of this Agreement, and the covenants, representations and warranties of each of the parties hereto; and

         WHEREAS, the parties intend and believe that it is in their best interests to enter into this Agreement and the other agreements contemplated herein;

                                    AGREEMENT

         NOW, THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, it is hereby agreed as follows:

                                    ARTICLE I

             REPRESENTATIONS, COVENANTS AND WARRANTIES OF PURCHASER

         As an inducement to, and to obtain the reliance of Stockholder, Purchaser represents and warrants, as follows:

         Section 1.1 BINDING OBLIGATION; NO DEFAULT. Purchaser has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best knowledge of Purchaser, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which Purchaser is a party or by which Purchaser or the property of Purchaser may be bound or may be subject. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and subject to general principles of equity, whether applied in a proceeding in equity or at law.

         Section 1.2 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution and delivery of this Agreement by Purchaser nor compliance by Purchaser with the terms and conditions of this Agreement will: (a) require Purchaser to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which Purchaser is a party or by which Purchaser, or its properties may be subject;
(c) cause the creation or imposition of any Encumbrance (as defined hereinafter) on any assets of Purchaser; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or will on the Closing Date, conflict with or result in a breach or any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Purchaser is subject.

         Section 1.3 CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by Purchaser in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

         Section 1.4 ACCURACY OF INFORMATION FURNISHED. No representation or warranty by Purchaser contained in this Agreement or in respect of the exhibits, schedules or documents delivered to Stockholder by Purchaser and expressly referred to herein, and no statement contained in any certificate furnished or to be furnished by or on behalf of Purchaser pursuant hereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, and as of the Closing Date, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by Purchaser to Stockholder.

         Section 1.5 SECURITIES WARRANTIES. With respect to the CLCK Shares to be transferred and delivered by Stockholder to Purchaser pursuant to Section 3.1 hereof, Purchaser hereby represents and warrants to Stockholder that:

                  (a) The CLCK Shares are being acquired for the account of Purchaser and not with a view to sale in connection with any distribution of the CLCK Shares;

                  (b) Purchaser is acquiring the CLCK Shares hereunder without having received any form of general solicitation or general advertising;

                  (c) Purchaser or its representative, if any, has been provided with, or given reasonable access to, full and fair disclosure of all material information concerning the Company;

                  (d) Purchaser has a preexisting personal or business relationship with the Company or certain of its officers, directors or controlling persons, or by reason of its business or financial experience, Purchaser could reasonably be assumed to have the capacity to represent his own interests in connection with this Agreement;

                  (e) Purchaser understands and hereby acknowledges that the CLCK Shares will be transferred and delivered pursuant only to those restrictions imposed by and exemptions available pursuant to applicable federal and state laws and that the certificates to be issued in respect of the CLCK Shares may bear a legend in a form satisfactory to counsel for the Company;

                  (f) Purchaser agrees that the certificates to be issued in respect of the CLCK Shares may bear a legend in a form satisfactory to counsel for the Company reflecting the status of the Shares as restricted securities under Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended (the "Securities Act") and acknowledges that the transfer agent or registrar for the Company may be instructed to restrict the transfer of the CLCK Shares in accordance with such legend and any other restrictions provided in this Agreement;

                  (g) Purchaser hereby agrees that he will not sell, transfer, hypothecate, pledge, assign or otherwise dispose of any of the CLCK Shares, except pursuant to the terms of this Agreement and to a registration statement filed under the provisions of the Securities Act, a favorable no-action or interpretive letter received from the Securities and Exchange Commission (the "Commission") or an opinion of counsel satisfactory to the Company that such sale, transfer, hypothecation, pledge, assignment or other disposition is exempt from the registration requirements of the Securities Act, pursuant to an opinion of counsel satisfactory to the Company that such sale, transfer, hypothecation, pledge, assignment or other disposition is exempt from the registration requirements of the Securities Act and does not in any way violate the terms of this Agreement; and

                  (h) Purchaser hereby acknowledges that: (i) the CLCK Shares referred to herein are being acquired after adequate investigation of the business plan and prospects of the Company; (ii) that Purchaser is not relying upon the accuracy of any predictions as to the future prospects or developments of the Company or its business and is well informed as to the business of the Company and has reviewed its operations and financial statements; (iii)

Purchaser or his professional advisors have discussed the financial condition and business operations of the Company with the officers, directors and principal stockholders of the Company and has been afforded the opportunity to ask questions with respect thereto; and (iv) Purchaser specifically acknowledges that the CLCK Shares are speculative and involve a very high degree of risk and that there can be no assurance that the Company will achieve its business objectives.

                                   ARTICLE II

                    REPRESENTATIONS, COVENANTS AND WARRANTIES
                                 OF STOCKHOLDER

         As an inducement to, and to obtain the reliance of Purchaser, Stockholder represents and warrants, as follows:

         Section 2.1 BINDING OBLIGATION; NO DEFAULT. Stockholder has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best knowledge of Stockholder, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which Stockholder is a party or by which Stockholder or the property of Stockholder may be bound or may be subject. This Agreement constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and subject to general principles of equity, whether applied in a proceeding in equity or at law.

         Section 2.2 COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution and delivery of this Agreement by Stockholder nor compliance by Stockholder with the terms and conditions of this Agreement will: (a) require Stockholder to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which Stockholder is a party or by which Stockholder or its properties may be subject;
(c) cause the creation or imposition of any Encumbrance (as defined hereinafter) on any of its assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or will on the Closing Date, conflict with or result in a breach or any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Stockholder is subject.

         Section 2.3 CONSENTS. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by Stockholder in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

         Section 2.4 ACCURACY OF INFORMATION FURNISHED. No representation or warranty by Stockholder contained in this Agreement or in respect of the exhibits, schedules or documents delivered to Purchaser by Stockholder and expressly referred to herein, and no statement contained in any certificate furnished or to be furnished by or on behalf of Stockholder pursuant hereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, and as of the Closing Date, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. True and correct copies of each agreement and other document referred to in the schedules hereto have been furnished by Stockholder to Purchaser.

         Section 2.5 TITLE TO THE CLCK SHARES. At the Closing Date: (a) all of the CLCK Shares to be delivered to Purchaser shall be duly and validly issued, fully paid and non-assessable and free from all stamp taxes, liens and charges with respect to the purchase thereof; (b) Stockholder shall be the equitable and legal owner of, and shall have good title to, the CLCK Shares, free and clear of all pledges, liens, mortgages, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends, or other restrictions of any kind (other than any generally imposed by federal, corporate or state securities laws or as otherwise provided for in this Agreement)(collectively, "Encumbrances"), except as to Purchaser, and Stockholder shall have the right to transfer the CLCK Shares as provided herein; and (c) upon delivery to Purchaser of the certificates for the CLCK Shares described in Section 3.1 of this Agreement, Purchaser shall receive good and marketable title to the CLCK Shares, all of the CLCK Shares shall be received by Purchaser as validly issued, fully paid and nonassessable, free and clear of all Encumbrances.


                                   ARTICLE III

                                     CLOSING

         Section 3.1 PURCHASE OF SHARES. As a result of and immediately upon the completion of the transactions contemplated by this Agreement, at the Closing, Stockholder shall transfer and deliver to Purchaser the 1,000,000 CLCK Shares in consideration of the payment of the Purchase Price. Notwithstanding anything to the contrary herein, this Agreement shall be null and void, and Stockholder shall have no obligation whatsoever to sell any shares of CLCK Common Stock to Purchaser, in the event that the following contingencies are not satisfied: (i) that Purchaser shall procure or broker, without compensation, executed processing contracts (the "Processing Contracts") between the Company and one or more customers; (ii) that each of the Processing Contracts shall have a term length of not less than five (5) years; (iii) that the Processing Contracts shall collectively generate not less than $150,000 of processing revenues for the Company, during the month of March, 2000; and (iv) that Stockholder shall pay the Second Installment Payment to the Company in accordance with the terms and conditions of the CLCK/CNG Stock Purchase Agreement.

         Section 3.2 CLOSING. The Closing of the transactions contemplated by this Agreement shall be on March 31, 2000, or at such other time as the parties may agree ("Closing Date"), prior to which the consummation of the transactions contemplated hereby may not be effectuated.

         Section 3.3 CLOSING EVENTS.

                  (a) At the Closing, each of the respective parties hereto shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged, and delivered) this Agreement and any and all certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby. However, in no event shall the Closing occur without the satisfaction or waiver of the conditions set forth in Sections 5 and 6 of this Agreement;

                  (b) At the Closing, Stockholder shall deliver to Purchaser certificates reflecting the number of CLCK Shares determined in accordance with
Section 3.1 hereof, registered in the name of Purchaser, or registered in the name of Stockholder, together with stock powers executed by Stockholder, each with medallion signature guarantees with respect to each stock certificate reflecting the CLCK Shares; and

                  (c) At the Closing, Purchaser shall deliver to Stockholder funds in the aggregate of amount of the Purchase Price.


                                   ARTICLE IV

                                SPECIAL COVENANTS

         Section 4.1 AVAILABILITY OF RULE 144. Each of the parties acknowledge that the CLCK Shares to be transferred and delivered pursuant to this Agreement will be "restricted securities," as that term is defined in Rule 144 promulgated pursuant to the Securities Act. The Company is under no obligation, except as set forth herein, to register such shares under the Securities Act.

         Section 4.2 SPECIAL COVENANTS AND REPRESENTATIONS REGARDING THE SHARES. The consummation of this Agreement and the transactions herein contemplated, including the transfer and delivery of the CLCK Shares to Purchaser as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes which depend, INTER ALIA, upon the circumstances under which Purchaser acquires such securities.

         Section 4.3 THIRD PARTY CONSENTS. Purchaser and Stockholder agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein and therein contemplated.


                                    ARTICLE V

                       CONDITIONS PRECEDENT TO OBLIGATIONS
                                  OF PURCHASER

         The obligations of Purchaser under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

         Section 5.1 ACCURACY OF REPRESENTATIONS. The representations and warranties made by Stockholder in this Agreement were true when made and shall be true as of the Closing Date with the same force and effect as if such representations and warranties were made as of the date of this Agreement (except for changes therein permitted by this Agreement), and Stockholder shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Stockholder prior to or at the Closing.

         Section 5.2 OTHER ITEMS. Purchaser shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as Purchaser may reasonably request.


                                   ARTICLE VI

               CONDITIONS PRECEDENT TO OBLIGATIONS OF STOCKHOLDER

         The obligations of Stockholder under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

         Section 6.1 ACCURACY OF REPRESENTATIONS. The representations and warranties made by Purchaser in this Agreement were true when made and shall be true as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the date of this Agreement (except for changes therein permitted by this Agreement), and Purchaser shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by Purchaser prior to or at the Closing.

         Section 6.2 OTHER ITEMS. Stockholder shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as he may reasonably request.

                                   ARTICLE VII

                                  MISCELLANEOUS

         Section 7.1 BROKERS AND FINDERS. Neither Purchaser nor Stockholder, nor any of their respective officers, directors, agents or employees has employed any investment banker, broker or finder, or incurred any liability on behalf of Purchaser or Stockholder, as the case may be, for any investment banking fees, brokerage fees, commissions or finders' fees, in connection with the transactions contemplated by this Agreement. The parties each agree to indemnify the other against any other claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

         Section 7.2 CHOICE OF LAW. This Agreement shall be construed and interpreted in accordance with the laws of the State of Ohio.

         Section 7.3 NOTICES. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by overnight mail, registered mail or certified mail, postage prepaid, or by prepaid telegram, or when telecopied and followed by confirmation copy hand-delivered or sent by first class mail, addressed as follows:

         If to Purchaser, to:              Douglas R. Baetz, President
                                           Century Financial Group, Inc.
                                           3020 North West 33rd Avenue
                                           Second Floor
                                           Fort Lauderdale, Florida 33311
                                           Telephone no. (954) 453-6519
                                           Facsimile no. (954) 453-6557

         If to Stockholder, to:            Jared A. Davis, President
                                           CNG Financial Corporation
                                           4824 Socialville-Fosters Road
                                           Mason, Ohio 45040
                                           Telephone no. (513) 336-7735 ext. 101
                                           Facsimile no. (513) 573-4680


or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

         Section 7.4 ATTORNEYS' FEES. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

         Section 7.5 THIRD PARTY BENEFICIARIES. This Agreement is solely among Purchaser and Stockholder and as otherwise as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

         Section 7.6 ENTIRE AGREEMENT. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations or warranties, written or oral, except as set forth herein.

         Section 7.7 SURVIVAL; TERMINATION. The representations, warranties and covenants of the respective parties shall survive the Closing Date of the reorganization and the consummation of the transactions herein contemplated.

         Section 7.8 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

         Section 7.9 AMENDMENT OR WAIVER. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

         Section 7.10 INCORPORATION OF RECITALS. All of the recitals hereof are incorporated by this reference and are made a part hereof as though set forth at length herein.

         Section 7.11 EXPENSES. Each of the parties to this Agreement shall bear all of its own expenses incurred by it in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation therefor.

         Section 7.12 HEADINGS; CONTEXT. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

         Section 7.13 BENEFIT. This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

         Section 7.14 PUBLIC ANNOUNCEMENTS. Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

         Section 7.15 SEVERABILITY. In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

         Section 7.16 FAILURE OF CONDITIONS; TERMINATION. In the event any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, the parties, or any one of them, have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement without liability to any other party. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

         Section 7.17 NO STRICT CONSTRUCTION. The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

         Section 7.18 EXECUTION KNOWING AND VOLUNTARY. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised of its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) has been afforded the opportunity to negotiate as to any and all terms hereof; and (d) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and entered into as of the date first above written at Mason, Ohio.

                                             ("Purchaser")

                                             CENTURY FINANCIAL GROUP, INC.



                                             By: /s/ Douglas R. Baetz
                                                 -------------------------------
                                                   Douglas R. Baetz, President


                                             ("Stockholder")

                                             CNG FINANCIAL CORPORATION



                                             By: /s/ Jared A. Davis
                                                 -------------------------------
                                                   Jared A. Davis, President